SEC 1746 (2-98)     POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION
                    OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED
                    TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                    OMB CONTROL NUMBER.


                                                    OMB APPROVAL
                                           OMB Number: 3235-0145
                                           Expires: October 31, 2002
                                           Estimated average burden
                                           hours per response. . . 14.9

                              UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                        (Amendment No. ________)*

                           RCS Holdings, Inc.
--------------------------------------------------------------------------
                            (Name of Issuer)
                              Common Stock
--------------------------------------------------------------------------
                     (Title of Class of Securities)
                               749376 10 9
--------------------------------------------------------------------------
                             (CUSIP Number)
     Dave Zeleniak. 6136 South Grant Way, Littleton, Colorado  80122
--------------------------------------------------------------------------
              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)
                              July 31, 2001
--------------------------------------------------------------------------
         (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
     Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Subsections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Subsection 240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No.  749376 10 9..................................

-------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          Anton St. John . . . . . . . . . . . . . . . . . . . . . . . .
-------------------------------------------------------------------------

     2.   Check the Appropriate Box if a Member of a Group (See
          Instructions)

          (a)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
          (b)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
-------------------------------------------------------------------------

     3.   SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . .
-------------------------------------------------------------------------

     4.   Source of Funds (See Instructions) PF. . . . . . . . . . . . .
-------------------------------------------------------------------------

     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant
          to Items 2(d) or 2(e). . . . . . . . . . . . . . . . . . . . .
-------------------------------------------------------------------------

     6.   Citizenship or Place of Organization   Colorado. . . . . . . .
-------------------------------------------------------------------------

                                        7.   Sole Voting Power

                                                5,642,251 - 41.1%
                                        ---------------------------------
Number Of                               8.   Shared Voting Power
Shares
Beneficially                                         -0-
Owned By                                ---------------------------------
Each                                    9.   Sole Dispositive Power
Reporting
Person                                          5,642,251 - 41.1%
With                                    ---------------------------------
                                        10.  Shared Dispositive Power

                                                     -0-
-------------------------------------------------------------------------


     11.  Aggregate Amount Beneficially Owned by Each Reporting Person
          5,642,251. . . . . . . . . . . . . . . . . . . . . . . . . . .
-------------------------------------------------------------------------

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions). . . . . . . . . . . . . . . . . . .
-------------------------------------------------------------------------

     13.  Percent of Class Represented by Amount in Row (11)  41.1%. . .
-------------------------------------------------------------------------

     14.  Type of Reporting Person (See Instructions)
          IN . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

           . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

           . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

           . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
-------------------------------------------------------------------------

ITEM 1.   Security and Issuer

This statement relates to the common stock of RCS Holdings, Inc. The principal executive offices of RCS Holdings, Inc. is 8136 South Grant Way, Littleton, Colorado 80122.


ITEM 2.   Identity and Background

          (a)  Anton St. John;

          (b)  7379 West Fairview Drive, Littleton, Colorado  80128;

          (c)  Mr. St. John is retired;

          (d) Mr. St. John has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

          (e) Mr. St. John has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and

          (f)  Mr. St. John is a citizen of the United States of America.


ITEM 3.   Source and Amount of Funds or Other Consideration

Mr. St. John acquired the shares of common stock through a reverse merger of a company in which he owned shares of common stock, Business Products, Inc. (d/b/a Rush Creek Solutions, Inc.), with and into Winco Merger Corporation, a wholly owned subsidiary of RCS Holdings, Inc. (f/k/a Winco Petroleum Corporation).


ITEM 4.   Purpose of Transaction

The purpose or purposes of the acquisition of securities of the issuer was to merge the technology services business of Business Products, Inc. into the pubic entity of RCS Holdings, Inc. Mr. St. John does not have plans or proposals which relate to or would result in:

          (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

          (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

          (d) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (e) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to
               Section 12(g)(4) of the Act; or

          (f)  any action similar to any of those enumerated above.

Mr. St. John does however have plans to change:

          (a) the present board of directors by increasing the number of directors from one to four and to fill such existing vacancies;

          (b) the present capitalization of RCS Holdings, Inc. by increasing the authorized shares of common stock to 200,000,000 and authorizing 5,000,000 shares of preferred stock, to be issued at the discretion of the board of directors;

          (c) the business operations of RCS Holdings, Inc. to a technology services provider; and

          (d) the articles of incorporation and bylaws of RCS Holdings, Inc. to protect the rights of its shareholders and to ensure the continuity of management.

ITEM 5.   Interest in Securities of the Issuer

          (a) The aggregate number and percentage of the class of securities beneficially owned by Mr. St. John is 5,642,251 and 41.1%.

          (b) Mr. St. John has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all of his 5,642,251 shares of common stock of RCS
               Holdings, Inc.

          (c) Other than the acquisition of shares pursuant to reverse merger described in Item 3 above, there have been no transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (Subsection 240.13d-191), whichever is less, by Mr. St. John.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock held by Mr. St. John.

          (e)  Not applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable.


ITEM 7.   Material to Be Filed as Exhibits

Exhibit 1.     Merger Agreement dated August 18, 2000 among Winco
               Petroleum Corporation, Winco Merger Corporation, Winco Spin-off Corporation and Business Products, Inc.

                                SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

09/05/01
-------------------------------------------------------------------------
Date
/s/ Anton St. John
-------------------------------------------------------------------------
Signature
Anton St. John
-------------------------------------------------------------------------
Name/Title

                                EXHIBIT 1










                                 MERGER
                                AGREEMENT


                                  Among


                      WINCO PETROLEUM CORPORATION,
                         a Colorado corporation,

                        WINCO MERGER CORPORATION,
                         a Colorado corporation,

                       WINCO SPIN-OFF CORPORATION,
                       a Colorado corporation, and

                        BUSINESS PRODUCTS, INC.,
                         a Colorado corporation.

                            TABLE OF CONTENTS

                                                                     Page
1.   THE MERGER AND RELATED TRANSACTIONS.. . . . . . . . . . . . . . . .2
     1.1   The Winco/WSC Asset Spinoff . . . . . . . . . . . . . . . . .2
     1.2   The Winco Reverse Split . . . . . . . . . . . . . . . . . . .2
     1.3   The BPI/WMC Merger. . . . . . . . . . . . . . . . . . . . . .2
     1.4   Effective Time of the Merger. . . . . . . . . . . . . . . . .2
     1.5   Articles of Incorporation, Bylaws, Board of Directors
           and Officers of the Surviving Corporation . . . . . . . . . .2
     1.6   Certain Information With Respect to the Capital Stock of
           WMC and BPI . . . . . . . . . . . . . . . . . . . . . . . . .3
     1.7   Effect of Merger. . . . . . . . . . . . . . . . . . . . . . .3
     1.8   Conversion of BPI Stock . . . . . . . . . . . . . . . . . . .3
     1.9   Effect of Merger on WMC Capital Stock . . . . . . . . . . . .3
     1.10  Delivery of Certificates. . . . . . . . . . . . . . . . . . .3

2.   CLOSING.. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .4

3.   REPRESENTATIONS AND WARRANTIES OF BPI CONCERNING BPI. . . . . . . .4
     3.1   Due Organization. . . . . . . . . . . . . . . . . . . . . . .4
     3.2   Subsidiaries. . . . . . . . . . . . . . . . . . . . . . . . .4
     3.3   Capital Structure . . . . . . . . . . . . . . . . . . . . . .4
     3.4   Predecessor Status; Etc . . . . . . . . . . . . . . . . . . .5
     3.5   Spin-Off By BPI . . . . . . . . . . . . . . . . . . . . . . .5
     3.6   Financial Statements. . . . . . . . . . . . . . . . . . . . .5
     3.7   Liabilities and Obligations . . . . . . . . . . . . . . . . .6
     3.8   Permits and Intangibles . . . . . . . . . . . . . . . . . . .6
     3.9   Environmental Matters . . . . . . . . . . . . . . . . . . . .7
     3.10  Personal Property . . . . . . . . . . . . . . . . . . . . . .8
     3.11  Material Contracts and Commitments. . . . . . . . . . . . . .8
     3.12  Real Property . . . . . . . . . . . . . . . . . . . . . . . 10
     3.13  Insurance . . . . . . . . . . . . . . . . . . . . . . . . . 12
     3.14  Compensation; Employment Agreements; Organized Labor
           Matters . . . . . . . . . . . . . . . . . . . . . . . . . . 12
     3.15  Employee Benefit Plans. . . . . . . . . . . . . . . . . . . 12
     3.16  Compliance With ERISA . . . . . . . . . . . . . . . . . . . 13
     3.17  Conformity With Law; Litigation . . . . . . . . . . . . . . 14
     3.18  Taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . 14
     3.19  No Violations . . . . . . . . . . . . . . . . . . . . . . . 15
     3.20  Government Contracts. . . . . . . . . . . . . . . . . . . . 15
     3.21  Absence of Changes. . . . . . . . . . . . . . . . . . . . . 15
     3.22  Deposit Accounts; Powers of Attorney. . . . . . . . . . . . 17
     3.23  Relations With Governments. . . . . . . . . . . . . . . . . 17
     3.24  Disclosure. . . . . . . . . . . . . . . . . . . . . . . . . 17
     3.25  Prohibited Activities . . . . . . . . . . . . . . . . . . . 17
     3.26  No Conflicts. . . . . . . . . . . . . . . . . . . . . . . . 17
     3.27  Certain Business Relationships with BPI . . . . . . . . . . 17

     3.28  Authorization . . . . . . . . . . . . . . . . . . . . . . . 17

4.   REPRESENTATIONS AND WARRANTIES OF WINCO, WMC AND WSC. . . . . . . 18
     4.1   Due Organization. . . . . . . . . . . . . . . . . . . . . . 18
     4.2   Subsidiaries. . . . . . . . . . . . . . . . . . . . . . . . 18
     4.3   Capital Structure . . . . . . . . . . . . . . . . . . . . . 18
     4.4   Predecessor Status; Etc . . . . . . . . . . . . . . . . . . 19
     4.5   Spin-Off By Winco . . . . . . . . . . . . . . . . . . . . . 19
     4.6   Financial Statements. . . . . . . . . . . . . . . . . . . . 19
     4.7   Liabilities and Obligations . . . . . . . . . . . . . . . . 20
     4.8   Permits and Intangibles . . . . . . . . . . . . . . . . . . 20
     4.9   Environmental Matters . . . . . . . . . . . . . . . . . . . 21
     4.10  Personal Property . . . . . . . . . . . . . . . . . . . . . 22
     4.11  Material Contracts and Commitments. . . . . . . . . . . . . 22
     4.12  Real Property . . . . . . . . . . . . . . . . . . . . . . . 25
     4.13  Insurance . . . . . . . . . . . . . . . . . . . . . . . . . 26
     4.14  Compensation; Employment Agreements; Organized Labor
           Matters . . . . . . . . . . . . . . . . . . . . . . . . . . 26
     4.15  Employee Benefit Plans. . . . . . . . . . . . . . . . . . . 27
     4.16  Compliance With ERISA . . . . . . . . . . . . . . . . . . . 27
     4.17  Conformity With Law; Litigation . . . . . . . . . . . . . . 28
     4.18  Taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . 29
     4.19  No Violations . . . . . . . . . . . . . . . . . . . . . . . 29
     4.20  Government Contracts. . . . . . . . . . . . . . . . . . . . 29
     4.21  Absence of Changes. . . . . . . . . . . . . . . . . . . . . 30
     4.22  Deposit Accounts; Powers of Attorney. . . . . . . . . . . . 31
     4.23  Relations With Governments. . . . . . . . . . . . . . . . . 31
     4.24  Disclosure. . . . . . . . . . . . . . . . . . . . . . . . . 31
     4.25  Prohibited Activities . . . . . . . . . . . . . . . . . . . 31
     4.26  No Conflicts. . . . . . . . . . . . . . . . . . . . . . . . 31
     4.27  Certain Business Relationships. . . . . . . . . . . . . . . 32
     4.28  Authorization . . . . . . . . . . . . . . . . . . . . . . . 32

5.   CERTIFICATE OF THE BPI SHAREHOLDERS CONCERNING
     THE TRANSACTION.. . . . . . . . . . . . . . . . . . . . . . . . . 32
     5.1   Authorization . . . . . . . . . . . . . . . . . . . . . . . 32
     5.2   Title to the Shares . . . . . . . . . . . . . . . . . . . . 32
     5.3   Purchase Entirely for His Own Account . . . . . . . . . . . 32
     5.4   Disclosure of Information . . . . . . . . . . . . . . . . . 33
     5.5   Restrictions on Transfer. . . . . . . . . . . . . . . . . . 33

6.   COVENANTS OF BPI PRIOR TO CLOSING.. . . . . . . . . . . . . . . . 34
     6.1   Access and Cooperation; Due Diligence . . . . . . . . . . . 34
     6.2   Conduct of Business Pending Closing . . . . . . . . . . . . 34
     6.3   Prohibited Activities . . . . . . . . . . . . . . . . . . . 35
     6.4   No Shop . . . . . . . . . . . . . . . . . . . . . . . . . . 36
     6.5   Notification of Certain Matters . . . . . . . . . . . . . . 36
     6.6   Final Financial Statements. . . . . . . . . . . . . . . . . 36

7.   COVENANTS OF WINCO, WMC AND WSC PRIOR TO CLOSING. . . . . . . . . 37
     7.1   Access and Cooperation; Due Diligence . . . . . . . . . . . 37
     7.2   Conduct of Business Pending Closing . . . . . . . . . . . . 37
     7.3   Prohibited Activities . . . . . . . . . . . . . . . . . . . 38
     7.4   No Shop . . . . . . . . . . . . . . . . . . . . . . . . . . 39
     7.5   Notification of Certain Matters . . . . . . . . . . . . . . 39
     7.6   Final Financial Statements. . . . . . . . . . . . . . . . . 39

8.   CONDITIONS PRECEDENT TO OBLIGATIONS OF WINCO, WSC AND WMC.. . . . 39
     8.1   Representations and Warranties; Performance of Obligations. 40
     8.2   Satisfaction. . . . . . . . . . . . . . . . . . . . . . . . 40
     8.3   No Litigation . . . . . . . . . . . . . . . . . . . . . . . 40
     8.4   Consents and Approvals. . . . . . . . . . . . . . . . . . . 40
     8.5   Good Standing Certificates. . . . . . . . . . . . . . . . . 40
     8.6   No Material Adverse Change. . . . . . . . . . . . . . . . . 40
     8.7   Officer's Certificate . . . . . . . . . . . . . . . . . . . 40
     8.8   Incumbency Certificate and Other Documents. . . . . . . . . 41
     8.9   Opinion of Counsel. . . . . . . . . . . . . . . . . . . . . 41
     8.10  Release of Obligations and Stock Options. . . . . . . . . . 41

9.   CONDITIONS PRECEDENT TO OBLIGATIONS OF BPI
     AND THE SHAREHOLDERS. . . . . . . . . . . . . . . . . . . . . . . 41
     9.1   Representations and Warranties; Performance of Obligations. 41
     9.2   Satisfaction. . . . . . . . . . . . . . . . . . . . . . . . 41
     9.3   No Litigation . . . . . . . . . . . . . . . . . . . . . . . 41
     9.4   Consents and Approvals. . . . . . . . . . . . . . . . . . . 41
     9.5   Good Standing Certificates. . . . . . . . . . . . . . . . . 42
     9.6   No Material Adverse Change. . . . . . . . . . . . . . . . . 42
     9.7   Officer's Certificate . . . . . . . . . . . . . . . . . . . 42
     9.8   Incumbency Certificate and Other Documents. . . . . . . . . 42
     9.9   Opinion of Counsel. . . . . . . . . . . . . . . . . . . . . 42
     9.10  Release of Obligations. . . . . . . . . . . . . . . . . . . 42

10.  ADDITIONAL AGREEMENTS.. . . . . . . . . . . . . . . . . . . . . . 42
     10.1  Reasonable Best Efforts . . . . . . . . . . . . . . . . . . 42
     10.2  Completion of the Disclosure Letters. . . . . . . . . . . . 43
     10.3  Public Announcements. . . . . . . . . . . . . . . . . . . . 43
     10.4  Further Assurances. . . . . . . . . . . . . . . . . . . . . 43
     10.5  The Spin-Off. . . . . . . . . . . . . . . . . . . . . . . . 43
     10.6  Winco Merger Corporation. . . . . . . . . . . . . . . . . . 43
     10.7  Reverse Split . . . . . . . . . . . . . . . . . . . . . . . 44
     10.8  Taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . 44

11.  TERMINATION OF AGREEMENT. . . . . . . . . . . . . . . . . . . . . 44
     11.1  Termination . . . . . . . . . . . . . . . . . . . . . . . . 44
     11.2  Liabilities in Event of Termination . . . . . . . . . . . . 45

12.  INDEMNIFICATION.. . . . . . . . . . . . . . . . . . . . . . . . . 45
     12.1  Indemnification by BPI. . . . . . . . . . . . . . . . . . . 45
     12.2  Indemnification by Winco and WSC. . . . . . . . . . . . . . 45
     12.3  Indemnification Notice. . . . . . . . . . . . . . . . . . . 45
     12.4  Matters Involving Third Parties . . . . . . . . . . . . . . 46

13.  GENERAL PROVISIONS. . . . . . . . . . . . . . . . . . . . . . . . 46
     13.1  Survival of Representations, Warranties and Agreements. . . 46
     13.2  Assignment. . . . . . . . . . . . . . . . . . . . . . . . . 47
     13.3  Entire Agreement. . . . . . . . . . . . . . . . . . . . . . 47
     13.4  Counterparts. . . . . . . . . . . . . . . . . . . . . . . . 47
     13.5  Brokers and Agents. . . . . . . . . . . . . . . . . . . . . 47
     13.6  Expenses. . . . . . . . . . . . . . . . . . . . . . . . . . 47
     13.7  Notices . . . . . . . . . . . . . . . . . . . . . . . . . . 47
     13.8  Governing Law . . . . . . . . . . . . . . . . . . . . . . . 48
     13.9  Enforcement . . . . . . . . . . . . . . . . . . . . . . . . 48
     13.10 Exercise of Rights and Remedies . . . . . . . . . . . . . . 49
     13.11 Time. . . . . . . . . . . . . . . . . . . . . . . . . . . . 49
     13.12 Reformation and Severability. . . . . . . . . . . . . . . . 49
     13.13 Remedies Cumulative . . . . . . . . . . . . . . . . . . . . 49
     13.14 Captions; Construction. . . . . . . . . . . . . . . . . . . 49

                            MERGER AGREEMENT


     THIS AGREEMENT (the "Agreement") is dated for reference purposes August 18, 2000, among Winco Petroleum Corporation, a Colorado corporation ("Winco"), Winco Merger Corporation, a Colorado corporation ("WMC"), Winco Spin-off Corporation, a Colorado corporation ("WSC"), and Business Products, Inc., a Colorado corporation ("BPI").

                                RECITALS

     A. Winco is desirous of entering into a merger transaction with BPI, as a result of which the shareholders of BPI (the "BPI Shareholders") will own approximately ninety-two and one-half percent (92.5%) of Winco; the current shareholders of Winco (the "Winco Shareholders") will retain an ownership of approximately seven and one-half percent (7.5%) in Winco. The transactions to be undertaken by Winco and BPI to accomplish this result are herein collectively referred to as the "Merger".

     B. In order to accomplish the Merger, Winco has created WMC and WSC as wholly-owned subsidiaries of Winco.

     C. In order to accomplish the Merger, BPI will merge into WMC, and WMC shall be the surviving entity. Pursuant to this Agreement, the BPI shareholders shall receive common stock in Winco in exchange for the cancellation of their BPI common stock.

     D. Prior to the Merger, all of the assets, obligations and liabilities of Winco shall be transferred to and assumed by WSC, and all of the shares of common stock in WSC shall be distributed by Winco to the Winco Shareholders. In addition, prior to the Merger, Winco shall undertake a reverse stock split, all as described herein.

     E. WSC and certain of its affiliates shall enter into an Indemnity Agreement with Winco.

     F. The respective boards of directors of Winco, WMC, WSC and BPI deem it advisable and in the best interest of each corporation and their respective shareholders that the foregoing transaction to be accomplished in accordance with the terms of this agreement, and such boards of directors have authorized and approved the execution and delivery of this agreement on behalf of such respective corporations.

                         STATEMENT OF AGREEMENT

     NOW, THEREFORE, in consideration of the premises and of the respective covenants and provisions herein contained, and intending to be legally bound hereby, the parties agree as follows:

     1.   THE MERGER AND RELATED TRANSACTIONS.


     1.1 THE WINCO/WSC ASSET SPINOFF. Immediately prior to the Merger, and upon the terms and subject to the conditions set forth in this Agreement, all of the assets, liabilities and obligations of Winco shall be transferred to and assumed by WSC in accordance with Section 10.5 hereof (the "Spin Off").

     1.2 THE WINCO REVERSE SPLIT. Under the terms and subject to the conditions set forth in this Agreement, Winco shall undertake a reverse stock split in accordance with Section 10.7 hereof (the "Reverse Stock Split").

     1.3 THE BPI/WMC MERGER. Upon the terms and subject to the conditions set forth in this Agreement, BPI shall be merged with and into WMC. Following the Merger, the separate corporate existence of BPI shall cease and WMC shall continue as the surviving party in the Merger (WMC is sometimes referred to as the "Surviving Corporation").

     1.4 EFFECTIVE TIME OF THE MERGER. While the necessary documentation to complete the forgoing transactions shall occur simultaneously at Closing (as defined in Article 2), the transactions shall be deemed to have occurred in the order set forth in Section 1.1, 1.2 and 1.3, and all filings with the Colorado Secretary of State and other governmental filings shall be recorded in such order. Notwithstanding the forgoing, none of the foregoing events shall occur unless each of the other foregoing events shall have occurred. At the Closing, (1) Winco shall complete the Spin Off; (2) Winco shall take such actions as are necessary to complete the Reverse Stock Split and (3) WMC and BPI shall file Articles of Merger in such form as is required by and which shall be executed in accordance with
Section 7-111-105 of the Colorado Business Corporation Act. The Merger shall become effective at such time as the Articles of Merger are duly filed with the Colorado Secretary of State or at such time as WMC and BPI shall agree and as shall be specified in the Articles of Merger (the "Effective Time of the Merger").

     1.5 ARTICLES OF INCORPORATION, BYLAWS, BOARD OF DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION.

          (a) The ARTICLES of Incorporation of WMC as approved by BPI and as in effect immediately prior to the Effective Time of the Merger shall be the Articles of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law, except that the name of the Surviving Corporation shall be changed to a name selected by the shareholders of BPI.

          (b) At the Effective Time of the Merger, the Bylaws of WMC as approved by BPI and as in effect immediately prior to the Effective Time of the Merger shall be the Bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

          (c) The Directors and officers of Winco and of the Surviving Corporation shall be the persons to be listed in Schedule 1.3(iii) of the Winco Disclosure Letter , and each person shall hold his or her respective office or offices from and after the Effective Time of the Merger until his or her successor shall have been elected and shall have qualified or as otherwise provided in the Bylaws of Winco and of the Surviving Corporation.

     1.6 CERTAIN INFORMATION WITH RESPECT TO THE CAPITAL STOCK OF WMC AND BPI. The respective designations and numbers of outstanding shares of each class of outstanding capital stock of Winco, WMC and BPI as of the date of this Agreement are as follows:

               (i) The authorized and outstanding capital stock of WMC consists of 100 shares of common stock, of which 100 shares are issued and outstanding (the "WMC Stock").

               (ii) The authorized capital stock of BPI consists of 50,000 shares of common stock, no par value, of which 1,500 shares are issued and outstanding (the "BPI Stock").

               (iii) The authorized capital stock of Winco, prior to the Reverse Stock Spilt consists of 500,000,000 shares of common stock, no par value, of which 41,152,606 shares are issued and outstanding (the "Winco Stock").

     1.7 EFFECT OF MERGER. At the Effective Time of the Merger, the effect of the Merger shall be as provided in Section 7-111-106 of the Colorado Business Corporation Act.

     1.8 CONVERSION OF BPI STOCK. At the Effective Time of the Merger and without any action on the part of the holders of the BPI Stock, the BPI Stock shall be converted into the securities of Winco as set forth in
Schedule 1.8.

     1.9 EFFECT OF MERGER ON WMC CAPITAL STOCK. At the Effective Time of the Merger without any action on the part of the holders of WMC Stock, each share of WMC Stock issued and outstanding immediately prior to the Effective Time of the Merger shall remain outstanding as one share of WMC Stock.

     1.10 DELIVERY OF CERTIFICATES. At the Effective Time of the Merger the BPI Stock shall be canceled and the BPI Shareholders shall receive instruments evidencing the ownership of the securities of Winco as set forth on Schedule 1.10. Each BPI Shareholder shall deliver to Winco at the Closing the Certificates representing the shares of BPI Stock owned by the BPI Shareholder (the "BPI Certificates"), duly endorsed in blank by the BPI Shareholder, or accompanied by blank stock powers. Each BPI Shareholder agrees promptly to cure any deficiencies with respect to the endorsement of his BPI Certificates or other documents of conveyance with respect to the BPI Stock or with respect to the stock powers accompanying any BPI Stock. Until surrender as contemplated by this Section 1.10, each BPI Certificate shall be deemed at any time after the Effective Time of the Merger to represent only the Winco Stock received by the shareholders of BPI, as set forth in Schedule 1.8, and each holder of a BPI Certificate shall cease to have any rights with respect to the BPI Stock.

     2.   CLOSING.

     Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the "Closing") will take place on the second business day after the satisfaction or waiver (subject to applicable law) of the conditions set forth in Sections 8 and 9, unless another time or date is agreed to in writing by the parties hereto (the actual time and date of the Closing being referred to herein as the "Closing Date"). The Closing shall be held at the offices of Rothgerber Johnson & Lyons LLP, 1200 17th Street, Suite 3000, Denver, Colorado 80202, unless another place is agreed to in writing by the parties hereto.

     3.   REPRESENTATIONS AND WARRANTIES OF BPI CONCERNING BPI.

     Except as provided in the BPI Disclosure Letter (as defined below) to be delivered pursuant to Section 10.2, BPI represents and warrants to Winco that all of the following representations and warranties in this Section 3 are true at the date of this Agreement and shall be true at the time of Closing. As used in this Agreement, the "BPI Disclosure Letter" shall mean the disclosure letter delivered by BPI pursuant to this Section 3.

     3.1 DUE ORGANIZATION. BPI is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the requisite power and authority to carry on its business as it is now being conducted. BPI is duly qualified to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, except (i) as will be set forth on Schedule 3.1 to the BPI Disclosure Letter or (ii) where the failure to be so authorized or qualified would not have a material adverse effect on the business, operations, properties, assets or condition (financial or otherwise), of BPI taken as a whole (as used herein with respect to BPI, or with respect to any other person, a "Material Adverse Effect"). Schedule 3.1 to the BPI Disclosure Letter shall set forth the jurisdiction in which BPI is incorporated and contains a list of all jurisdictions in which BPI is authorized or qualified to do business. True, complete and correct copies of the Articles of Incorporation and Bylaws, each as amended, of BPI (the "BPI Charter Documents") shall be made available to Winco. The stock records of BPI as heretofore made available to Winco, are correct and complete in all material respects. There are no minutes or other records or proceedings of BPI which have not been made available to Winco, and all of such minutes or other records of proceedings are correct and complete in all respects.

     3.2  SUBSIDIARIES.  BPI has no subsidiaries.

     3.3 CAPITAL STRUCTURE. The authorized capital stock of BPI consists of 50,000 shares of common stock, no par value, of which 1,500 shares are issued and outstanding on July 1, 2000. All of the outstanding shares of common stock have been duly authorized and are validly issued, fully paid and non-assessable. BPI has no common stock or other shares of capital stock reserved for or otherwise subject to issuance. The names of all of the holders of the BPI Stock and the number of shares owned by each holder will be set forth in Schedule
3.3 to the BPI Disclosure Letter. Except as will be listed in Schedule 3.3 to the BPI Disclosure Letter or as set forth above, there are no pre-emptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements or commitments to issue or sell any shares of capital stock or other securities of BPI or any securities or obligations convertible or exchangeable into or exercisable for, or giving any person a right to subscribe for or acquire, any securities of BPI, and no securities or obligations evidencing such rights are authorized, issued or outstanding. BPI does not have outstanding any bonds, debentures, notes or other debt obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote). There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to BPI. There are no voting trusts, proxies or other agreements or understandings with respect to the voting of the capital stock of BPI.

     3.4 PREDECESSOR STATUS; ETC. There shall be included in Schedule 3.4 to the BPI Disclosure Letter is an accurate list of all names of all predecessor companies of BPI, including the names of any entities acquired by BPI (by stock purchase, merger or otherwise) or owned by BPI or from whom BPI previously acquired material assets, in any case, from the earliest date upon which any person acquired his or her stock in BPI. Except as will be disclosed on Schedule 3.4 to the BPI Disclosure Letter, BPI has not been, within such period of time, a subsidiary or division of another corporation or a part of an acquisition which was later rescinded.

     3.5 SPIN-OFF BY BPI. Except as will be set forth on Schedule 3.5 to the BPI Disclosure Letter, there has not been any sale, spin-off or split-up of material assets of either BPI or any other person or entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, BPI ("Affiliates") since its inception.

     3.6 FINANCIAL STATEMENTS. Schedule 3.6 to the BPI Disclosure Letter will include copies of the following financial statements (the "BPI Financial Statements") of BPI: BPI's audited Balance Sheets as of April 30, 2000, 1999 and 1998 and audited Statements of Income and Comprehensive Income, Stockholders' Equity and Cash Flows for each of the fiscal years ended April 30, 2000, 1999 and 1998 (April 30, 2000 being hereinafter referred to as the "Balance Sheet Date") and unaudited interim financial statements through June 30, 2000 and the last day of the calendar month immediately preceding Closing. The BPI Financial Statements have been prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods indicated (except as noted thereon or as will be noted on Schedule 3.6 to the BPI Disclosure Letter). Except as will be set forth on Schedule 3.6 to the BPI Disclosure Letter, such Balance Sheets present fairly in all material respects the financial position of BPI as of the dates indicated thereon, and such Statements of Income and Comprehensive Income, Stockholders' Equity and Cash Flows present fairly in all material respects the results of operations for the periods indicated thereon, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount.

     3.7 LIABILITIES AND OBLIGATIONS. Schedule 3.7 to the BPI Disclosure Letter will include accurate lists as of the Balance Sheet Date of (i) all material liabilities of BPI which are not reflected on the Balance Sheet of BPI at the Balance Sheet Date or otherwise reflected in the BPI Financial Statements at the Balance Sheet Date which by their nature would be required in accordance with GAAP to be reflected in the Balance Sheet, and
(ii) all loan agreements, indemnity or guaranty agreements, bonds, mortgages, liens, pledges or other security agreements. Except as will be set forth on Schedule 3.7 to the BPI Disclosure Letter, since the Balance Sheet Date BPI has not incurred any material liabilities of any kind, character and description, whether accrued, absolute, secured or unsecured, contingent or otherwise, other than liabilities incurred in the ordinary course of business. Schedule 3.7 to the BPI Disclosure Letter will also include , in the case of those contingent liabilities related to pending or threatened litigation, or other liabilities which are not fixed or otherwise accrued or reserved, a good faith and reasonable estimate of the maximum amount which BPI reasonably expects will be payable. For each such contingent liability or liability for which the amount is not fixed or is contested, BPI has provided to Winco the following information:

          (a) A summary description of the liability together with the following:

               (i)  copies of all relevant documentation relating thereto;

               (ii) amounts claimed and any other action or relief sought;
          and

               (iii) name of claimant and all other parties to the claim, suit or proceeding;

          (b) The name of each court or agency before which such claim, suit or proceeding is pending; and

          (c)  The date such claim, suit or proceeding was instituted; and

          (d) A good faith and reasonable estimate of the maximum amount, if any, which is likely to become payable with respect to each such liability. If no estimate is provided, the estimate shall for purposes of this Agreement be deemed to be zero.

     3.8  PERMITS AND INTANGIBLES.

          (a) BPI holds all licenses, franchises, permits and other governmental authorizations the absence of any of which could have a Material Adverse Effect on BPI's business and Schedule 3.8 to the BPI Disclosure Letter will include an accurate list and summary description of all such licenses, franchises, permits and other governmental authorizations, including permits (it being understood and agreed that a list of all environmental permits and other environmental approvals will be set forth on Schedule 3.9 to the BPI Disclosure Letter), titles (including motor vehicle titles and current registrations), fuel permits, licenses, franchises and certificates, as well as (a) registered or unregistered trademarks, trade names, patents, patent applications and inventions and discoveries that may be patentable, (b) copyrights owned or held by BPI or any of its employees (including interests in software or other technology systems, programs and intellectual property). The licenses, franchises, permits and other governmental authorizations will be listed on Schedules 3.8 and 3.9 to the BPI Disclosure Letter and are valid, and BPI has not received any notice that any governmental authority intends to cancel, terminate or not renew any such license, franchise, permit or other governmental authorization. BPI has conducted and is conducting its business in compliance with the requirements, standards, criteria and conditions set forth in the licenses, franchises, permits and other governmental authorizations as will be listed on Schedules 3.8 and 3.9 of the BPI Disclosure letter and is not in violation of any of the foregoing except where such non-compliance or violation would not have a Material Adverse Effect on BPI. Except as will be specifically provided in Schedule 3.8 to the BPI Disclosure Letter, the transactions contemplated by this Agreement will not result in a default under or a breach or violation of, or adversely affect the rights and benefits afforded to BPI by, any such licenses, franchises, permits or government authorizations.

          (b) The patents, the marks and copyrights, as well as the know how, trade secrets, confidential information, customer lists, software, technical information, data, process technology, plans and drawings owned, used or licensed by BPI (collectively, the "Trade Secrets") are all those necessary to enable BPI to conduct and to continue to conduct its business as it is currently conducted.
     Schedule 3.8 of the BPI Disclosure Letter will also contain a description of all material Trade Secrets owned or used by BPI. Except as will be set forth on Schedule 3.8 to the BPI Disclosure Letter (a) all of the patents, marks, copyrights and Trade Secrets (collectively, the "Intellectual Property") are owned, or used under valid licenses by BPI, and are free and clear of all liens and other adverse claims; (b) BPI has not infringed on or misappropriated, is not now infringing on or misappropriating, and has not received any notice that it is infringing on, misappropriating, or otherwise conflicting with the intellectual property rights of any third parties; (c) there is no claim pending or threatened against BPI with respect to the alleged infringement or misappropriation by BPI or a conflict with, any intellectual property rights of others; (d) the operation of any aspect of the business in the manner in which it has heretofore been operated or is presently operated does not give rise to any such infringement or misappropriation; and (e) there is no infringement or misappropriation of the Intellectual Property by a third party or claim, pending or threatened, against any third party with respect to the alleged infringement or misappropriation of the Intellectual Property by such third party.

     3.9  ENVIRONMENTAL MATTERS.  Except as will be set forth on Schedule
3.9 to the BPI Disclosure Letter, and except where any failure to comply or action would not have a Material Adverse Effect, (i) BPI has complied with and is in compliance with all Federal, state, local and foreign statutes (civil and criminal), laws, ordinances, regulations, rules, notices, permits, judgments, orders and decrees applicable to any of them or any of their respective properties, assets, operations and businesses relating to environmental protection (collectively "Environmental Laws") including, without limitation, Environmental Laws relating to air, water, land and the generation, storage, use, handling, transportation, treatment or disposal of

Hazardous Wastes and Hazardous Substances including petroleum and petroleum products (as such terms are defined in any applicable Environmental Laws);
(ii) BPI has obtained and adhered to all necessary permits and other approvals necessary to treat, transport, store, dispose of and otherwise handle Hazardous Wastes and Hazardous Substances, an accurate list of all of which permits and approvals will beset forth on Schedule 3.9 to the BPI Disclosure Letter, and have reported to the appropriate authorities, to the extent required by all Environmental Laws, all past and present sites owned and operated by BPI where Hazardous Wastes or Hazardous Substances have been treated, stored, disposed of or otherwise handled; (iii) there have been no releases or threats of releases (as defined in Environmental Laws) at, from, in or on any property owned or operated by BPI except as permitted by Environmental Laws; (iv) there is no on-site or off-site location to which BPI has transported or disposed of Hazardous Wastes and Hazardous Substances or arranged for the transportation of Hazardous Wastes and Hazardous Substances, which site is the subject of any Federal, state, local or foreign enforcement action or any other investigation which is reasonably likely to lead to any claim against BPI for any clean-up cost, remedial work, damage to natural resources, property damage or personal injury, including, but not limited to, any claim under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended; and (v) BPI has no contingent liability in connection with any release of any Hazardous Waste or Hazardous Substance into the environment.

     3.10 PERSONAL PROPERTY. Schedule 3.10 to the BPI Disclosure Letter will include an accurate list of (i) all personal property owned by BPI with an individual value in excess of $50,000 acquired since April 30, 2000 and (ii) all leases and agreements in respect of personal property, including, in the case of each of (i) and (ii), (1) true, complete and correct copies of all such leases and (2) an indication as to which assets are currently owned, or were formerly owned, by shareholders, relatives of shareholders, or Affiliates of BPI. Except as will be set forth on
Schedule 3.10 to the BPI Disclosure Letter, (x) all material personal property used by BPI in its business is either owned by BPI or leased by BPI pursuant to a lease which will be included on Schedule 3.10 to the BPI Disclosure Letter, (y) all of the personal property which will be listed on
Schedule 3.10 to the BPI Disclosure Letter is in good working order and condition, ordinary wear and tear excepted and (z) all leases and agreements which will be included on Schedule 3.10 to the BPI Disclosure Letter are in full force and effect and constitute valid and binding agreements of the parties (and their successors) thereto in accordance with their respective terms.

     3.11 MATERIAL CONTRACTS AND COMMITMENTS. Schedule 3.11 to the BPI Disclosure Letter will include an accurate list as of or on the date hereof, of all material written or oral leases, agreements or other contracts or legally binding contractual rights or contractual obligations or contractual commitments relating to or in any way affecting the operation or ownership of the business of BPI (the "Material Contracts"), including but not limited, those of a type described below:

          (a) Any consulting agreement, employment agreement, change-in-control agreement, and collective bargaining arrangements with any labor union and any such agreements currently in negotiation or proposed;

          (b) Any contract for capital expenditures or the acquisition or construction of fixed assets in excess of $50,000;

          (c) Any contract for the purchase, maintenance or acquisition, or the sale or furnishing, of materials, supplies, merchandise, products, machinery, equipment, parts or other property or services (except if such contract is made in the ordinary course of business and requires aggregate future payments of less than $50,000);

          (d) Any contract other than trade payables in the ordinary course of business relating to the borrowing of money, or the guaranty of another person's borrowing of money, including, without limitation, any notes, mortgages, indentures and other obligations, guarantees of performance, agreements and instruments for or relating to any lending or borrowing, including assumed indebtedness;

          (e) Any contract granting any person a lien on all or any part of the assets of BPI;

          (f) Any contract for the cleanup, abatement or other actions in connection with hazardous materials as defined under any Environmental Laws, the remediation of any existing environmental liabilities or relating to the performance of any environmental audit or study;

          (g) Any contract granting to any person an option or a first refusal, first-offer or similar preferential right to purchase or acquire any material assets of BPI;

          (h) Any contract with any agent, distributor or representative which is not terminable by BPI upon ninety calendar days' or less notice without penalty;

          (i) Any contract under which BPI is (1) a lessee or sublessee of any machinery, equipment, vehicle or other tangible personal property, or (2) a lessor of any tangible personal property owned by BPI, in either case having an original value in excess of $50,000;

          (j) Any contract under which BPI has granted or received a license or sublicense or under which it is obligated to pay or has the right to receive a royalty, license fee or similar payment;

          (k)  Any contract concerning any Affiliates;

          (l) Any contract providing for the indemnification or holding harmless of any officer, director, employee or other person, other than as provided in the by-laws of BPI;

          (m) Any contract for purchase or sale by BPI or the granting of any options with respect to, or providing for any labor, services or materials (including brokerage or management services) involving any real property on which BPI conducts any aspect of its business involving aggregate future payments of more than $50,000;

          (n) Any contract limiting, restricting or prohibiting BPI from conducting business anywhere in the United States or elsewhere in the world;

          (o)  Any joint venture or partnership agreement;

          (p) Any lease, sublease or associated agreements relating to the property leased by BPI;

          (q) Any material contract requiring prior notice, consent or other approval upon a change of control in the equity ownership of BPI, which contracts shall be separately identified on Schedule 3.11 to the BPI Disclosure Letter;

          (r) Any contract with a customer of BPI involving work to be performed or product to be delivered, in each case subsequent to April 30, 2000, in excess of $50,000;

          (s) Any other contract, whether or not made in the ordinary course of business, which involves future payments in excess of $50,000.

BPI has provided Winco a true and complete copy of each written Material Contract and a true and complete summary of each oral Material Contract, in each case including all amendments or other modifications thereto. Except as will be set forth on Schedule 3.11 to the BPI Disclosure Letter, each Material Contract is a valid and binding obligation of, and enforceable in accordance with its terms against, BPI, and the other parties thereto, and is in full force and effect, subject only to bankruptcy, reorganization, receivership and other laws affecting creditors' rights generally. Except as will be set forth on Schedule 3.11 of the BPI Disclosure Letter, BPI has performed all obligations required to be performed by it as of the date hereof and will have performed all obligations required to be performed by it as of the Closing Date under each Material Contract and neither BPI, nor any other party to any Material Contract is in breach or default thereunder, and there exists no condition which would, with or without the lapse of time or the giving of notice, or both, constitute a breach or default thereunder. BPI has not been notified that any party to any Material Contract intends to cancel, terminate, not renew, or exercise an option under any Material Contract, whether in connection with the transactions contemplated hereby or otherwise.

     3.12 REAL PROPERTY. Schedule 3.12 to the BPI Disclosure Letter will set forth a correct and complete list, and a brief description of all real property leased by BPI (the "Leased Real Property"), and all facilities thereon. Except as lessee of Leased Real Property, BPI is not a lessee under or otherwise a party to any lease, sublease, license, concession or other agreement, whether written or oral, pursuant to which another person or entity has granted to BPI the right to use or occupy all or any portion of any real property. BPI does not have an ownership interest in any real property.

     BPI has, assuming good title in the landlord (which is represented to be so with respect to any Leased Property owned by Michael G. St. John), a valid leasehold interest in the Leased Property free and clear of all liens, assessments or restrictions (including, without limitation, inchoate liens arising out of the provision of labor, services or materials to any such Real Property) other than (a) mortgages shown on the BPI Financial Statements as securing specified liabilities or obligations, with respect to which no default (or event that, with notice or lapse of time or both, would constitute a default) exists, (b) liens for current taxes not yet due, and (c) minor imperfections of title, such as utility and access easements that do not impair the intended use of the Real Property, none of which is substantial in amount, materially detracts from the value or impairs the use of the property subject thereto, or impairs the operations of BPI, and zoning laws and other land use restrictions or restrictive covenants that do not materially impair the present use of the property subject thereto. The Real Property constitutes all the real properties reflected on the BPI Financial Statements or used or occupied by BPI in connection with its business or otherwise.

     With respect to the Leased Real Property, except as will be reflected on Schedule 3.12 to the BPI Disclosure Letter:

          (a) BPI is in exclusive possession thereof and no easements, licenses or rights are necessary to conduct business thereon in addition to those which exist as of the date hereof;

          (b) No portion thereof is subject to any pending condemnation proceeding or proceeding by any public or quasi-public authority materially adverse to the Leased Real Property and there is no threatened condemnation or proceeding with respect thereto;

          (c) (i) the buildings, plants, improvements, structures and fixtures at the Leased Real Property, including, without limitation, heating, ventilation and air conditioning systems, roofs, foundations and floors, are in good operating condition and repair; and (ii) the Leased Real Property is not in violation of any health, safety, building, or environmental ordinances, laws, codes or regulations; nor has any notice of any claimed violation of any such ordinances, laws, codes or regulations been served on BPI;

          (d) The Leased Real Property is supplied with utilities and other third-party services, such as water, sewer, electricity, gas, roads, rail service and garbage collection, necessary for the current operation of the business and such Leased Real Property is maintained in all material respects in accordance with all laws applicable to BPI or the Leased Real Property;

          (e) BPI is not a party to any written or oral agreement or undertaking with owners or users of properties adjacent to the Leased Real Property relating to the use, operation or maintenance of such facility or any adjacent real property;

          (f) BPI is not a party to any lease, sublease, license, concession or other agreement, whether written or oral, pursuant to which BPI has granted to any party or parties the right to use or occupy all or any portion of the Leased Real Property;

          (g) To the extent that BPI has responsibility under the lease(s) for the Leased Real Property for compliance with the provisions of the ADA, all alterations, rehabilitations, structures, or improvements in the Leased Property comply with the ADA;

          (h) (i) There are no material defects in any improvements on or to the Leased Real Property; (ii) the Leased Real Property is free from regulated quantities of asbestos; and (iii) the Leased Real Property is free from flooding and leaks.

     3.13 INSURANCE. Schedule 3.13 to the BPI Disclosure Letter will include (i) an accurate list of all insurance policies carried by BPI since May 1, 1997, and (ii) an accurate list of all insurance loss claims or workers compensation claims received since May 1, 1997 and complete copies of the foregoing items have been delivered to Winco. Such insurance policies evidence all of the insurance that BPI has been required to carry pursuant to all of its contracts and other agreements and pursuant to all applicable laws. All insurance policies for the current policy periods are in full force and effect and shall remain in full force and effect through the Closing Date. Since May 1, 1997, no insurance carried by BPI has been canceled by the insurer and BPI has not been denied coverage.

     3.14 COMPENSATION; EMPLOYMENT AGREEMENTS; ORGANIZED LABOR MATTERS.
Schedule 3.14 to the BPI Disclosure Letter will include an accurate list of
(i) all officers, directors and key employees of BPI, (ii) all employment agreements with such officers, directors and key employees and the rate of compensation (and the portions thereof attributable to salary, bonus and other compensation, respectively) of each of such persons as of the Balance Sheet Date and the date hereof. BPI has provided to Winco true, complete and correct copies of any employment agreements for persons to be listed on
Schedule 3.14 to the BPI Disclosure Letter. Since the Balance Sheet Date, there have been no increases in the compensation payable or any special bonuses to any officer, director, key employee or other employee, except ordinary salary increases implemented on a basis consistent with past practices. Except as will be set forth on Schedule 3.14 to the BPI Disclosure Letter, (i) BPI is not bound by or subject to (and none of its assets or properties is bound by or subject to) any arrangement with any labor union, (ii) no employees of BPI are represented by any labor union or covered by any collective bargaining agreement, (iii) no campaign to establish such representation is in progress and (iv) there is no pending or threatened labor dispute involving BPI and any group of its employees nor has BPI experienced any labor interruptions over the past three years. BPI believes its relationship with its employees to be good.

     3.15 EMPLOYEE BENEFIT PLANS. Schedule 3.15 to the BPI Disclosure Letter shall set forth all employee benefit plans of BPI, including all employment agreements and other agreements or arrangements containing "golden parachute" or other similar provisions, and deferred compensation agreements. BPI has delivered to Winco true, complete and correct copies of such plans, agreements and any trusts related thereto, and classifications of employees covered thereby as of the Balance Sheet Date. Except for the employee benefit plans, if any, to be described on Schedule 3.15 to the BPI Disclosure Letter, BPI does not sponsor, maintain or contribute to any plan program, fund or arrangement that constitutes an "employee pension benefit plan," nor has BPI any obligation to contribute to or accrue or pay any benefits under any deferred compensation or retirement funding arrangement on behalf of any employee or employees (such as, for example, and without limitation, any individual retirement account or annuity, any "excess benefit plan" (within the meaning of Section 3(36) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or any non-qualified deferred compensation arrangement). For the purposes of this Agreement, the term "employee pension benefit plan" shall have the same meaning as is given that term in Section 3(2) of ERISA. BPI has not sponsored, maintained or contributed to any employee pension benefit plan other than the plans to be set forth on Schedule 3.15 to the BPI Disclosure Letter, nor is BPI required to contribute to any retirement plan pursuant to the provisions of any collective bargaining agreement establishing the terms and conditions or employment of any employees of BPI. All accrued contribution obligations of BPI with respect to any plan to be listed on
Schedule 3.15 to the BPI Disclosure Letter have either been fulfilled in their entirety or are fully reflected on the balance sheet of the BPI as of the Balance Sheet Date.

     3.16 COMPLIANCE WITH ERISA. All plans that are intended to qualify (the "Qualified Plans") under Section 401(a) of the Code will be listed on
Schedule 3.15 to the BPI Disclosure Letter are, and have been so qualified and have been determined by the Internal Revenue Service to be so qualified, and copies of such determination letters will be included as part of Schedule 3.15 to the BPI Disclosure Letter. Except as will be disclosed on Schedule 3.16 to the BPI Disclosure Letter, all reports and other documents required to be filed with any governmental agency or distributed to plan participants or beneficiaries (including, but not limited to, actuarial reports, audits or tax returns) have been timely filed or distributed, and copies thereof will be included as part of
Schedule 3.15 to the BPI Disclosure Letter. Neither BPI nor any of the BPI stockholders has engaged in any transaction prohibited under the provisions of Section 4975 of the Code or Section 406 of ERISA. No plan to be listed in Schedule 3.15 to the BPI Disclosure Letter has incurred an accumulated funding deficiency, as defined in Section 412(a) of the Code and Section 302(1) of ERISA; and BPI has not incurred any liability for excise tax or penalty due to the Internal Revenue Service nor any liability to the Pension Benefit Guaranty Corporation.

          (a) There have been no terminations, partial terminations or discontinuance of contributions to any such Qualified Plan intended to qualify under Section 401(a) of the Code without notice to and approval by the Internal Revenue Service;

          (b) No plan to be listed in Schedule 3.15 to the BPI Disclosure Letter, subject to the provisions of Title IV of ERISA, has been terminated;

          (c) There have been no "reportable events" (as that phrase is defined in Section 4043 of ERISA) with respect to any such plan listed in Schedule 3.15 to the BPI Disclosure Letter;

          (d)  BPI has not incurred liability under Section 4062 of ERISA;
and

          (e) No circumstances exist pursuant to which BPI could have any direct or indirect liability whatsoever (including, but not limited to, any liability to any multiemployer plan or the PBGC under Title IV of ERISA or to the Internal Revenue Service for any excise tax or penalty, or being subject to any statutory lien to secure payment of any such liability) with respect to any plan now or heretofore maintained or contributed to by any entity other than BPI that is, or at any time was, a member of a "controlled group" (as defined in Section 412(n)(6)(B) of the Code) that includes BPI.

     3.17 CONFORMITY WITH LAW; LITIGATION.

          (a) Except to the extent will be set forth on Schedule 3.17 to the BPI Disclosure Letter, BPI is not in violation of any law or regulation or any order of any court or Federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality having jurisdiction over it which would have a Material Adverse Effect.

          (b) Except as will be set forth on Schedule 3.17 to the BPI Disclosure Letter (which shall disclose the parties to, nature of and relief sought for each matter to be disclosed), other than collection actions by BPI, in the ordinary course of business on its own behalf, none of which is greater than $25,000 and which in the aggregate do not exceed $50,000:

               (i) There is no suit, action, proceeding, investigation, claim or order pending or threatened against BPI, or with respect to any Employee Plan, or any fiduciary of any such plan, or pending or threatened against any of the officers, directors or employees of BPI with respect to the business or currently proposed business activities of BPI, or to which BPI is otherwise a party, or which may have or is likely to have a Material Adverse Effect, before any court, or before any governmental authority, department, commission, bureau, agency or other governmental department or arbitrator (collectively, "Claims"), nor is there any basis for any such Claims.

               (ii) BPI is not subject to any unsatisfied or continuing judgment, order or decree of any court or governmental authority, and BPI is not otherwise exposed, from a legal standpoint, to any liability or disadvantage which could have a Material Adverse Effect. Schedule 3.17 to the BPI Disclosure Letter will set forth all closed litigation matters to which BPI was a party during the preceding five years, the dates such litigation was commenced and concluded, and the nature of the resolution thereof (including amounts paid in settlement or judgment).

     3.18 TAXES. BPI has timely filed all requisite federal, state and other tax returns or extension requests for all fiscal periods ended on or before the Balance Sheet Date; and except as will be set forth on Schedule 3.18 to the BPI Disclosure Letter, there are no examinations in progress or claims against any of them for federal, state and other Taxes (including penalties and interest) for any period or periods prior to and including the Balance Sheet Date and no notice of any claim for taxes, whether pending or threatened, has been received. All Taxes, including interest and penalties (whether or not shown on any tax return) owed by BPI, any member of an affiliated or consolidated group which includes or included BPI, or with respect to any payment made or deemed made by BPI herein have been paid. The amounts shown as accruals for Taxes on the BPI Financial Statements are sufficient for the payment of all Taxes of the kinds indicated (including penalties and interest) for all fiscal periods ended on or before that date. Copies of (i) any tax examinations, (ii) extensions of statutory limitations and (iii) the federal and local income tax returns and franchise tax returns of BPI for the last three fiscal years, will be attached as Schedule 3.18 to the BPI Disclosure Letter.

     3.19 NO VIOLATIONS. BPI is not in violation of any of its Charter Documents. BPI is not in default under any lease, instrument, agreement, license, or permit set forth on the Schedules to the BPI Disclosure Letter, or any other material agreement to which it is a party or by which its properties are bound (the "Material Documents"); and, except as will be set forth in Schedule 3.19 to the BPI Disclosure Letter, (a) the rights and benefits of BPI under the Material Documents will not be adversely affected by the transactions contemplated hereby and (b) the execution of this Agreement and the performance of the obligations hereunder and the consummation of the transactions contemplated hereby will not result in any violation of, or breach of, or constitute a default under, any of the terms or provisions of the Material Documents or the Charter Documents. Except as will be set forth on Schedule 3.19 to the BPI Disclosure Letter, none of the Material Documents requires notice to, or the consent or approval of, any governmental agency or other third party with respect to any of the transactions contemplated hereby in order to remain in full force and effect and consummation of the transactions contemplated hereby will not give rise to any right to termination, cancellation or acceleration or loss of any right or benefit. Except as will be set forth on Schedule 3.19 to the BPI Disclosure Letter, none of the Material Documents prohibits the use or publication by BPI of the name of any other party to such Material Document, and none of the Material Documents prohibits or restricts BPI from freely providing services to any other customer or potential customer of BPI.

     3.20 GOVERNMENT CONTRACTS.  Except as will be set forth on Schedule
3.20 to the BPI Disclosure Letter, BPI is not now a party to any governmental contract subject to price redetermination or renegotiation.

     3.21 ABSENCE OF CHANGES. Since April 30, 2000, except as will be set forth on Schedule 3.21 to the BPI Disclosure Letter, there has not been:

          (a) Any material adverse change in the financial condition, assets, liabilities (contingent or otherwise), income or business of BPI;

          (b) Any damage, destruction or loss (whether or not covered by insurance) materially adversely affecting the properties or business of BPI;

          (c) Any change in the authorized capital of BPI or its outstanding securities or any change in its ownership interests or any grant of any options, warrants, calls, conversion rights or commitments;

          (d) Any declaration or payment of any dividend or distribution in respect of the capital stock or any direct or indirect redemption, purchase or other acquisition of any of the capital stock of BPI;

          (e) Any increase in the compensation, bonus, sales commissions or fee arrangement payable or to become payable by BPI to any of their respective officers, directors, stockholders, employees, consultants or agents, except for ordinary and customary bonuses and salary increases for employees in accordance with past practice;

          (f) Any work interruptions, labor grievances or claims filed, or any event or condition of any character, materially adversely affecting the business of BPI;

          (g) Any sale or transfer, or any agreement to sell or transfer, any material assets, property or rights of BPI to any person, including, without limitation, any of the stockholders and their affiliates;

          (h) Any cancellation, or agreement to cancel, any indebtedness or other obligation owing to BPI, including without limitation any indebtedness or obligation of any stockholder or any affiliate thereof;

          (i) Any plan, agreement or arrangement granting any preferential rights to purchase or acquire any interest in any of the assets, property or rights of BPI or requiring consent of any party to the transfer and assignment of any such assets, property or rights;

          (j) Any purchase or acquisition of, or agreement, plan or arrangement to purchase or acquire, any property, rights or assets outside of the ordinary course of business of BPI;

          (k)  Any waiver of any material rights or claims of BPI;

          (l) Any amendment or termination of any Material Documents or other right to which BPI is a party;

          (m) Any transaction by BPI outside the ordinary course of its business;

          (n) Any cancellation or termination of a Material Contract with a customer or client prior to the scheduled termination date; or

          (o) Any other distribution of property or assets by BPI other than in the ordinary course of business.

     3.22 DEPOSIT ACCOUNTS; POWERS OF ATTORNEY. Schedule 3.22 to the BPI Disclosure Letter will include an accurate list as of the date of the Agreement of: (i) the name of each financial institution in which BPI has accounts or safe deposit boxes; (ii) the names in which the accounts or boxes are held; (iii) the type of account and account number; and (iv) the name of each person authorized to draw thereon or have access thereto.
Schedule 3.22 to the BPI Disclosure Letter also sets forth the name of each person, corporation, firm or other entity holding a general or special power of attorney from BPI and a description of the terms of such power.

     3.23 RELATIONS WITH GOVERNMENTS. Except for political contributions made in a lawful manner which, in the aggregate, do not exceed $10,000 per year since 1996, BPI has not made, offered or agreed to offer anything of value to any governmental official, political party or candidate for government office nor has it otherwise taken any action which would cause BPI to be in violation of the Foreign Corrupt Practices Act of 1977, as amended or any law of similar effect.

     3.24 DISCLOSURE. This Agreement, including the Schedules and BPI Disclosure Letter to be provided and the Schedules to be attached thereto, together with the other information furnished to Winco and WMC by BPI and the BPI Shareholders in connection herewith, do not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements herein and therein, in light of the circumstances under which they were made, not misleading.

     3.25 PROHIBITED ACTIVITIES.  Except as will be set forth on Schedule
3.25 to the BPI Disclosure Letter, BPI has not, between April 30, 2000 and the date hereof, taken any of the actions (Prohibited Activities) set forth in Section 6.3.

     3.26 NO CONFLICTS. The execution, delivery and performance of this Agreement by BPI and the consummation by BPI of the transactions contemplated hereby will not conflict with or result in a breach or violation of any term or provision of, or (with or without notice or passage of time, or both) constitute a default under, any indenture, mortgage, deed of trust, trust (constructive and other), loan agreement or other agreement or instrument to which BPI is a party or violate the provisions of any statute, or any order, rule or regulation of any governmental body or agency or instrumentality thereof, or any order, writ, injunction or decree of any court or any arbitrator, having jurisdiction over BPI or the property of BPI.

     3.27 CERTAIN BUSINESS RELATIONSHIPS WITH BPI.  Except as listed in
Schedule 3.27, neither of the BPI Shareholders nor any relative of any BPI Shareholder or Affiliate of BPI has been involved in any business arrangement or relationship with BPI since May 1, 1997, and neither of the BPI Shareholders, nor any relative of any BPI Shareholder or Affiliate of BPI owns any asset, tangible or intangible, which is used in BPI's operations.

     3.28 AUTHORIZATION. The representatives of BPI executing this Agreement have the authority to enter into and bind BPI to the terms of this Agreement and BPI has the full legal right, power and authority to enter into this Agreement and the Merger.

     4.   REPRESENTATIONS AND WARRANTIES OF WINCO, WMC AND WSC.

     Except as will be provided in the Winco Disclosure Letter (as defined below) to be delivered pursuant to in Section 10.2, Winco, WMC and WSC jointly and severally represent and warrant to BPI and the BPI Shareholders that all of the following representations and warranties in this Section 4 are true at the date of this Agreement and shall be true at the time of Closing. As used in this Agreement, the "Winco Disclosure Letter" shall mean the disclosure letter delivered by Winco, WMC and WSC to BPI and the BPI Shareholders regarding Winco and WMC pursuant to this Section 4. As used in this Section 4, unless the context otherwise requires, Winco refers to Winco and all of its wholly-owned subsidiaries.

     4.1 DUE ORGANIZATION. Each of Winco, WMC and WSC is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the requisite power and authority to carry on its business as it is now being conducted. Each of Winco, WMC and WSC is duly qualified to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, except (i) as will be set forth on Schedule 4.1 to Winco Disclosure Letter or (ii) where the failure to be so authorized or qualified would not have a material adverse effect on the business, operations, properties, assets or condition (financial or otherwise), of Winco taken as a whole (as used herein with respect to Winco, or with respect to any other person, a "Material Adverse Effect"). Schedule 4.1 to the Winco Disclosure Letter will set forth the jurisdiction in which Winco, WMC and WSC are incorporated and contains a list of all jurisdictions in which Winco, WMC and WSC are authorized or qualified to do business. True, complete and correct copies of the Articles of Incorporation and Bylaws, each as amended, of Winco (the "Winco Charter Documents") have been made available to BPI. True, complete and correct copies of the Articles of Incorporation and Bylaws, each as amended, of WMC and WSC (the "WMC or WSC Charter Documents") have been made available to BPI. The stock records of Winco, WMC and WSC, as heretofore made available to BPI, are correct and complete in all material respects. There are no minutes or other records or proceedings of Winco, WMC and WSC which have not been made available to BPI, and all of such minutes or other records of proceedings are correct and complete in all respects.

     4.2 SUBSIDIARIES. The names and jurisdiction of incorporation of the subsidiaries of Winco are set forth in Schedule 4.2. WMC and WSC have no subsidiaries.

     4.3 CAPITAL STRUCTURE. The authorized capital stock of Winco and WMC is as set forth in Section 1.6. All of the issued and outstanding shares of the capital stock of Winco and WMC have been duly authorized and are validly issued, fully paid and non-assessable. All of the outstanding shares of common stock have been duly authorized and are validly issued, fully paid and non-assessable. Winco does not have any preferred stock. Except as listed in Schedule 4.3, each of Winco and WMC has no common stock or other shares of capital stock reserved for or otherwise subject to issuance. Except as listed in Schedule 4.3 or as set forth above, there are no pre-emptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements or commitments to issue or sell any shares of capital stock or other securities of WMC or Winco or any securities or obligations convertible or exchangeable into or exercisable for, or giving any person a right to subscribe for or acquire, any securities of WMC or Winco, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Each of WMC and Winco does not have outstanding any bonds, debentures, notes or other debt obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote). There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to each of WMC and Winco. There are no voting trusts, proxies or other agreements or understandings with respect to the voting of the capital stock of each of WMC and Winco.

     4.4 PREDECESSOR STATUS; ETC. Set forth in Schedule 4.4 to Winco Disclosure Letter will contain an accurate list of all names of all predecessor companies of Winco since May 1, 1994, including the names of any entities acquired by Winco (by stock purchase, merger or otherwise) or owned by Winco or from whom Winco previously acquired material assets, in any case, from the earliest date upon which any person acquired his or her stock in Winco. Except as will be disclosed on Schedule 4.4 to Winco Disclosure Letter, Winco has not been, within such period of time, a subsidiary or division of another corporation or a part of an acquisition which was later rescinded.

     4.5 SPIN-OFF BY WINCO. Except as contemplated by Section 10 hereof and as will be set forth on Schedule 4.5 to Winco Disclosure Letter, there has not been any sale, spin-off or split-up of material assets of either Winco or any other person or entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, Winco ("Affiliates") since its inception.

     4.6 FINANCIAL STATEMENTS. Schedule 4.6 to Winco Disclosure Letter will include copies of the following financial statements (the "Winco Financial Statements") of Winco: Winco's audited Balance Sheets as of September 30, 1999 and 1998 and audited Statements of Income and Comprehensive Income, Stockholders' Equity and Cash Flows for each of the fiscal years ended September 30, 1999 and 1998 and, unaudited Balance Sheet as of June 30, 2000 and unaudited Statements of Income and Comprehensive Income, Stockholders' Equity and Cash Flows for the nine month period June 30, 2000 (June 30, 2000 being hereinafter referred to as the "Balance Sheet Date"). The Winco Financial Statements have been prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods indicated (except as will be noted thereon or on Schedule 4.6 to Winco Disclosure Letter). Except as will be set forth on Schedule 4.6 to Winco Disclosure Letter, such Balance Sheets present fairly in all material respects the financial position of Winco as of the dates indicated thereon, and such Statements of Income and Comprehensive Income, Stockholders' Equity and Cash Flows present fairly in all material respects the results of operations for the periods indicated thereon, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount.

     4.7 LIABILITIES AND OBLIGATIONS. Schedule 4.7 to Winco Disclosure Letter will include accurate lists as of the Balance Sheet Date of (i) all material liabilities of Winco which are not reflected on the Balance Sheet of Winco at the Balance Sheet Date or otherwise reflected in Winco Financial Statements at the Balance Sheet Date which by their nature would be required in accordance with GAAP to be reflected in the Balance Sheet, and (ii) all loan agreements, indemnity or guaranty agreements, bonds, mortgages, liens, pledges or other security agreements. Except as will be set forth on Schedule 4.7 to Winco Disclosure Letter, since the Balance Sheet Date Winco has not incurred any material liabilities of any kind, character and description, whether accrued, absolute, secured or unsecured, contingent or otherwise, other than liabilities incurred in the ordinary course of business. Schedule 4.7 to Winco Disclosure Letter will also include, in the case of those contingent liabilities related to pending or threatened litigation, or other liabilities which are not fixed or otherwise accrued or reserved, a good faith and reasonable estimate of the maximum amount which Winco reasonably expects will be payable. For each such contingent liability or liability for which the amount is not fixed or is contested, Winco has provided to BPI and the BPI Shareholders the following information:

          (a) A summary description of the liability together with the following:

               (i)  copies of all relevant documentation relating thereto;

               (ii) amounts claimed and any other action or relief sought;
          and

               (iii) name of claimant and all other parties to the claim, suit or proceeding;

          (b) The name of each court or agency before which such claim, suit or proceeding is pending; and

          (c)  The date such claim, suit or proceeding was instituted; and

          (d) A good faith and reasonable estimate of the maximum amount, if any, which is likely to become payable with respect to each such liability. If no estimate is provided, the estimate shall for purposes of this Agreement be deemed to be zero.

     Adequate provision shall be made for all debts, obligations, or other liabilities of Winco and the spin-off of Winco's assets and liabilities to WSC shall not constitute a fraudulent conveyance or otherwise violate any contract or provision of law.

     4.8  PERMITS AND INTANGIBLES.

          (a) Winco holds all licenses, franchises, permits and other governmental authorizations the absence of any of which could have a Material Adverse Effect on Winco's business and Schedule 4.8 to Winco Disclosure Letter will include an accurate list and summary description of all such licenses, franchises, permits and other governmental authorizations, including permits (it being understood and agreed that a list of all environmental permits and other environmental approvals will be set forth on Schedule 4.9 to Winco Disclosure Letter), titles (including motor vehicle titles and current registrations), fuel permits, licenses, franchises and certificates, as well as
     (a) registered or unregistered trademarks, trade names, patents, patent applications and inventions and discoveries that may be patentable, (b) copyrights owned or held by Winco or any of its employees (including interests in software or other technology systems, programs and intellectual property). The licenses, franchises, permits and other governmental authorizations will be listed on Schedules 4.8 and 4.9 to Winco Disclosure Letter and are valid, and Winco has not received any notice that any governmental authority intends to cancel, terminate or not renew any such license, franchise, permit or other governmental authorization. Winco has conducted and is conducting its business in compliance with the requirements, standards, criteria and conditions set forth in the licenses, franchises, permits and other governmental authorizations which will be listed on Schedules 4.8 and 4.9 of Winco Disclosure letter and is not in violation of any of the foregoing except where such non-compliance or violation would not have a Material Adverse Effect on Winco. Except as will be specifically provided in Schedule
     4.8 to Winco Disclosure Letter, the transactions contemplated by this Agreement will not result in a default under or a breach or violation of, or adversely affect the rights and benefits afforded to Winco by, any such licenses, franchises, permits or government authorizations.

          (b) The patents, the marks and copyrights, as well as the know how, trade secrets, confidential information, customer lists, software, technical information, data, process technology, plans and drawings owned, used or licensed by Winco (collectively, the "Trade Secrets") are all those necessary to enable Winco to conduct and to continue to conduct its business as it is currently conducted.
     Schedule 4.8 of Winco Disclosure Letter will also contain a description of all material Trade Secrets owned or used by Winco. Except as will be set forth on Schedule 4.8 to Winco Disclosure Letter
     (a) all of the patents, marks, copyrights and Trade Secrets (collectively, the "Intellectual Property") are owned, or used under valid licenses by Winco, and are free and clear of all liens and other adverse claims; (b) Winco has not infringed on or misappropriated, is not now infringing on or misappropriating, and has not received any notice that it is infringing on, misappropriating, or otherwise conflicting with the intellectual property rights of any third parties; (c) there is no claim pending or threatened against Winco with respect to the alleged infringement or misappropriation by Winco or a conflict with, any intellectual property rights of others; (d) the operation of any aspect of the business in the manner in which it has heretofore been operated or is presently operated does not give rise to any such infringement or misappropriation; and (e) there is no infringement or misappropriation of the Intellectual Property by a third party or claim, pending or threatened, against any third party with respect to the alleged infringement or misappropriation of the Intellectual Property by such third party.

     4.9  ENVIRONMENTAL MATTERS.  Except as will be set forth on Schedule
4.9 to Winco Disclosure Letter, and except where any failure to comply or action would not have a Material Adverse Effect, (i) Winco has complied with and is in compliance with all Federal, state, local and foreign statutes (civil and criminal), laws, ordinances, regulations, rules, notices, permits, judgments, orders and decrees applicable to any of them or any of their respective properties, assets, operations and businesses relating to environmental protection (collectively "Environmental Laws") including, without limitation, Environmental Laws relating to air, water, land and the generation, storage, use, handling, transportation, treatment or disposal of Hazardous Wastes and Hazardous Substances including petroleum and petroleum products (as such terms are defined in any applicable Environmental Laws); (ii) Winco has obtained and adhered to all necessary permits and other approvals necessary to treat, transport, store, dispose of and otherwise handle Hazardous Wastes and Hazardous Substances, an accurate list of all of which permits and approvals will be set forth on Schedule 4.9 to Winco Disclosure Letter, and have reported to the appropriate authorities, to the extent required by all Environmental Laws, all past and present sites owned and operated by Winco where Hazardous Wastes or Hazardous Substances have been treated, stored, disposed of or otherwise handled; (iii) there have been no releases or threats of releases (as defined in Environmental Laws) at, from, in or on any property owned or operated by Winco except as permitted by Environmental Laws; (iv) there is no on-site or off-site location to which Winco has transported or disposed of Hazardous Wastes and Hazardous Substances or arranged for the transportation of Hazardous Wastes and Hazardous Substances, which site is the subject of any Federal, state, local or foreign enforcement action or any other investigation which is reasonably likely to lead to any claim against Winco for any clean-up cost, remedial work, damage to natural resources, property damage or personal injury, including, but not limited to, any claim under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended; and (v) Winco has no contingent liability in connection with any release of any Hazardous Waste or Hazardous Substance into the environment. These representations shall also be deemed to have been made subsequent to Closing by WSC and shall survive Closing.

     4.10 PERSONAL PROPERTY. Schedule 4.10 to Winco Disclosure Letter will include an accurate list of (i) all personal property owned by Winco with an individual value in excess of $50,000 acquired since the Balance Sheet Date and (ii) all leases and agreements in respect of personal property, including, in the case of each of (i) and (ii), (1) true, complete and correct copies of all such leases and (2) an indication as to which assets are currently owned, or were formerly owned, by stockholders, relatives of stockholders, or Affiliates of Winco. Except as will be set forth on
Schedule 4.10 to Winco Disclosure Letter, (x) all material personal property used by Winco in its business is either owned by Winco or leased by Winco pursuant to a lease will be included on Schedule 4.10 to Winco Disclosure Letter, (y) all of the personal property to be listed on
Schedule 4.10 to Winco Disclosure Letter is in good working order and condition, ordinary wear and tear excepted and (z) all leases and agreements to be included on Schedule 4.10 to Winco Disclosure Letter are in full force and effect and constitute valid and binding agreements of the parties (and their successors) thereto in accordance with their respective terms.

     4.11 MATERIAL CONTRACTS AND COMMITMENTS. Schedule 4.11 to Winco Disclosure Letter will include an accurate list as of or on the date hereof, of all material written or oral leases, agreements or other contracts or legally binding contractual rights or contractual obligations or contractual commitments relating to or in any way affecting the operation or ownership of the business of Winco (the "Material Contracts"), including but not limited, those of a type described below:

          (a) Any consulting agreement, employment agreement, change-in-control agreement, and collective bargaining arrangements with any labor union and any such agreements currently in negotiation or proposed;

          (b) Any contract for capital expenditures or the acquisition or construction of fixed assets in excess of $50,000;

          (c) Any contract for the purchase, maintenance or acquisition, or the sale or furnishing, of materials, supplies, merchandise, products, machinery, equipment, parts or other property or services (except if such contract is made in the ordinary course of business and requires aggregate future payments of less than $50,000);

          (d) Any contract other than trade payables in the ordinary course of business relating to the borrowing of money, or the guaranty of another person's borrowing of money, including, without limitation, any notes, mortgages, indentures and other obligations, guarantees of performance, agreements and instruments for or relating to any lending or borrowing, including assumed indebtedness;

          (e) Any contract granting any person a lien on all or any part of the assets of Winco;

          (f) Any contract for the cleanup, abatement or other actions in connection with hazardous materials as defined under any Environmental Laws, the remediation of any existing environmental liabilities or relating to the performance of any environmental audit or study;

          (g) Any contract granting to any person an option or a first refusal, first-offer or similar preferential right to purchase or acquire any material assets of Winco;

          (h) Any contract with any agent, distributor or representative which is not terminable by Winco upon ninety calendar days' or less notice without penalty;

          (i) Any contract under which Winco is (1) a lessee or sublessee of any machinery, equipment, vehicle or other tangible personal property, or (2) a lessor of any tangible personal property owned by Winco, in either case having an original value in excess of $50,000;

          (j) Any contract under which Winco has granted or received a license or sublicense or under which it is obligated to pay or has the right to receive a royalty, license fee or similar payment;

          (k)  Any contract concerning any Affiliates;

          (l) Any contract providing for the indemnification or holding harmless of any officer, director, employee or other person, other than as provided in the by-laws of Winco;

          (m) Any contract for purchase or sale by Winco or the granting of any options with respect to, or providing for any labor, services or materials (including brokerage or management services) involving any real property on which Winco conducts any aspect of its business involving aggregate future payments of more than $50,000;

          (n) Any contract limiting, restricting or prohibiting Winco from conducting business anywhere in the United States or elsewhere in the world;

          (o)  Any joint venture or partnership agreement;

          (p) Any lease, sublease or associated agreements relating to the property leased by Winco;

          (q) Any material contract requiring prior notice, consent or other approval upon a change of control in the equity ownership of Winco, which contracts shall be separately identified on Schedule 3.11 to Winco Disclosure Letter;

          (r) Any contract with a customer of Winco involving work to be performed or product to be delivered, in each case subsequent to the Balance Sheet Date, in excess of $50,000;

          (s) Any other contract, whether or not made in the ordinary course of business, which involves future payments in excess of $50,000.

Winco has provided BPI and the BPI Shareholders a true and complete copy of each written Material Contract and a true and complete summary of each oral Material Contract, in each case including all amendments or other modifications thereto. Except as will be set forth on Schedule 4.11 to Winco Disclosure Letter, each Material Contract is a valid and binding obligation of, and enforceable in accordance with its terms against, Winco, and the other parties thereto, and is in full force and effect, subject only to bankruptcy, reorganization, receivership and other laws affecting creditors' rights generally. Except as will be set forth on Schedule 4.11 of Winco Disclosure Letter, Winco has performed all obligations required to be performed by it as of the date hereof and will have performed all obligations required to be performed by it as of the Closing Date under each Material Contract and neither Winco, nor any other party to any Material Contract is in breach or default thereunder, and there exists no condition which would, with or without the lapse of time or the giving of notice, or both, constitute a breach or default thereunder. Winco has not been notified that any party to any Material Contract intends to cancel, terminate, not renew, or exercise an option under any Material Contract, whether in connection with the transactions contemplated hereby or otherwise.

     4.12 REAL PROPERTY. Schedule 4.12 to Winco Disclosure Letter shall set forth a correct and complete list, and a brief description of, all real property leased by Winco (the "Leased Real Property"), and all facilities thereon. Except as lessee of Leased Real Property, Winco is not a lessee under or otherwise a party to any lease, sublease, license, concession or other agreement, whether written or oral, pursuant to which another person or entity has granted to Winco the right to use or occupy all or any portion of any real property. Winco does not have an ownership interest in any real property.

     Winco has, assuming good title in the landlord, a valid leasehold interest in the Leased Property, in each case free and clear of all liens, assessments or restrictions (including, without limitation, inchoate liens arising out of the provision of labor, services or materials to any such Real Property) other than (a) mortgages shown on Winco Financial Statements as securing specified liabilities or obligations, with respect to which no default (or event that, with notice or lapse of time or both, would constitute a default) exists, (b) liens for current taxes not yet due, and
(c) minor imperfections of title, such as utility and access easements that do not impair the intended use of the Real Property, none of which is substantial in amount, materially detracts from the value or impairs the use of the property subject thereto, or impairs the operations of Winco, and zoning laws and other land use restrictions or restrictive covenants that do not materially impair the present use of the property subject thereto. The Real Property constitutes all the real properties reflected on Winco Financial Statements or used or occupied by Winco in connection with its business or otherwise.

     With respect to the Leased Real Property, except as will be reflected on Schedule 4.12 to Winco Disclosure Letter:

          (a) Winco is in exclusive possession thereof and no easements, licenses or rights are necessary to conduct business thereon in addition to those which exist as of the date hereof;

          (b) No portion thereof is subject to any pending condemnation proceeding or proceeding by any public or quasi-public authority materially adverse to the Leased Real Property and there is no threatened condemnation or proceeding with respect thereto;

          (c) (i) the buildings, plants, improvements, structures and fixtures at the Leased Real Property, including, without limitation, heating, ventilation and air conditioning systems, roofs, foundations and floors, are in good operating condition and repair; (ii) the Leased Real Property is not in violation of any health, safety, building, or environmental ordinances, laws, codes or regulations; nor has any notice of any claimed violation of any such ordinances, laws, codes or regulations been served on Winco;

          (d) The Leased Real Property is supplied with utilities and other third-party services, such as water, sewer, electricity, gas, roads, rail service and garbage collection, necessary for the current operation of the business and such Leased Real Property is maintained in all material respects in accordance with all laws applicable to Winco or the Leased Real Property;

          (e) Winco is not a party to any written or oral agreement or undertaking with owners or users of properties adjacent to the Leased Real Property relating to the use, operation or maintenance of such facility or any adjacent real property;

          (f) Winco is not a party to any lease, sublease, license, concession or other agreement, whether written or oral, pursuant to which Winco has granted to any party or parties the right to use or occupy all or any portion of the Leased Real Property;

          (g) To the extent that Winco has responsibility under the lease(s) for the Leased Real Property for compliance with the provisions of the ADA, all alterations, rehabilitations, structures, or improvements in the Leased Property comply with the ADA;

          (h) (i) There are no material defects in any improvements on or to the Leased Real Property; (ii) the Leased Real Property is free from regulated quantities of asbestos; and (iii) the Leased Real Property is free from flooding and leaks.

     4.13 INSURANCE. Schedule 4.13 to Winco Disclosure Letter shall include (i) an accurate list of all insurance policies carried by Winco since July 1, 1995, and (ii) an accurate list of all insurance loss claims or workers compensation claims received since July 1, 1995 and complete copies of the foregoing items have been delivered to the BPI Shareholders. Such insurance policies evidence all of the insurance that Winco has been required to carry pursuant to all of its contracts and other agreements and pursuant to all applicable laws. All insurance policies for the current policy periods are in full force and effect and shall remain in full force and effect through the Closing Date. Since July 1, 1995, no insurance carried by Winco has been canceled by the insurer and Winco has not been denied coverage.

     4.14 COMPENSATION; EMPLOYMENT AGREEMENTS; ORGANIZED LABOR MATTERS.
Schedule 4.14 to Winco Disclosure Letter shall include an accurate list of
(i) all officers, directors and key employees of Winco, (ii) all employment agreements with such officers, directors and key employees and the rate of compensation (and the portions thereof attributable to salary, bonus and other compensation, respectively) of each of such persons as of the Balance Sheet Date and the date hereof. Winco has provided to BPI true, complete and correct copies of any employment agreements for persons to be listed on
Schedule 4.14 to Winco Disclosure Letter. Since the Balance Sheet Date, there have been no increases in the compensation payable or any special bonuses to any officer, director, key employee or other employee, except ordinary salary increases implemented on a basis consistent with past practices. Except as will be set forth on Schedule 4.14 to Winco Disclosure Letter, (i) Winco is not bound by or subject to (and none of its assets or properties is bound by or subject to) any arrangement with any labor union, (ii) no employees of Winco are represented by any labor union or covered by any collective bargaining agreement, (iii) no campaign to establish such representation is in progress and (iv) there is no pending or threatened labor dispute involving Winco and any group of its employees nor has Winco experienced any labor interruptions over the past three years. Winco believes its relationship with its employees to be good.

     4.15 EMPLOYEE BENEFIT PLANS. Schedule 4.15 to Winco Disclosure Letter will set forth all employee benefit plans of Winco, including all employment agreements and other agreements or arrangements containing "golden parachute" or other similar provisions, and deferred compensation agreements. Winco has delivered to BPI true, complete and correct copies of such plans, agreements and any trusts related thereto, and classifications of employees covered thereby as of the Balance Sheet Date. Except for the employee benefit plans, if any, to be described on Schedule
4.15 to Winco Disclosure Letter, Winco does not sponsor, maintain or contribute to any plan program, fund or arrangement that constitutes an "employee pension benefit plan," nor has Winco any obligation to contribute to or accrue or pay any benefits under any deferred compensation or retirement funding arrangement on behalf of any employee or employees (such as, for example, and without limitation, any individual retirement account or annuity, any "excess benefit plan" (within the meaning of Section 3(36) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or any non-qualified deferred compensation arrangement). For the purposes of this Agreement, the term "employee pension benefit plan" shall have the same meaning as is given that term in Section 3(2) of ERISA.
Winco has not sponsored, maintained or contributed to any employee pension benefit plan other than the plans to be set forth on Schedule 4.15 to Winco Disclosure Letter, nor is Winco required to contribute to any retirement plan pursuant to the provisions of any collective bargaining agreement establishing the terms and conditions or employment of any employees of Winco. All accrued contribution obligations of Winco with respect to any plan to be listed on Schedule 4.15 to Winco Disclosure Letter have either been fulfilled in their entirety or are fully reflected on the balance sheet of Winco as of the Balance Sheet Date.

     4.16 COMPLIANCE WITH ERISA. All plans to be listed on Schedule 4.15 to Winco Disclosure Letter that are intended to qualify (the "Qualified Plans") under Section 401(a) of the Code are, and have been so qualified and have been determined by the Internal Revenue Service to be so qualified, and copies of such determination letters shall be included as part of Schedule 4.15 to Winco Disclosure Letter. Except as will be disclosed on Schedule 4.16 to Winco Disclosure Letter, all reports and other documents required to be filed with any governmental agency or distributed to plan participants or beneficiaries (including, but not limited to, actuarial reports, audits or tax returns) have been timely filed or distributed, and copies thereof will be included as part of
Schedule 4.15 to Winco Disclosure Letter. Neither Winco, WMC, WSC or any Winco stockholder has engaged in any transaction prohibited under the provisions of Section 4975 of the Code or Section 406 of ERISA. No plan to be listed in Schedule 4.15 to Winco Disclosure Letter has incurred an accumulated funding deficiency, as defined in Section 412(a) of the Code and Section 302(1) of ERISA; and Winco has not incurred any liability for excise tax or penalty due to the Internal Revenue Service nor any liability to the Pension Benefit Guaranty Corporation.

          (a) There have been no terminations, partial terminations or discontinuance of contributions to any such Qualified Plan intended to qualify under Section 401(a) of the Code without notice to and approval by the Internal Revenue Service;

          (b) No plan to be listed in Schedule 4.15 to Winco Disclosure Letter, subject to the provisions of Title IV of ERISA, has been terminated;

          (c) There have been no "reportable events" (as that phrase is defined in Section 4043 of ERISA) with respect to any such plan to be listed in Schedule 4.15 to Winco Disclosure Letter;

          (d) Winco has not incurred liability under Section 4062 of ERISA; and

          (e) No circumstances exist pursuant to which Winco could have any direct or indirect liability whatsoever (including, but not limited to, any liability to any multiemployer plan or the PBGC under Title IV of ERISA or to the Internal Revenue Service for any excise tax or penalty, or being subject to any statutory lien to secure payment of any such liability) with respect to any plan now or heretofore maintained or contributed to by any entity other than Winco that is, or at any time was, a member of a "controlled group" (as defined in Section 412(n)(6)(B) of the Code) that includes Winco.

     4.17 CONFORMITY WITH LAW; LITIGATION.

          (a) Except to the extent to be set forth on Schedule 4.17 to Winco Disclosure Letter, Winco is not in violation of any law or regulation or any order of any court or Federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality having jurisdiction over it which would have a Material Adverse Effect.

          (b) Except as to be set forth on Schedule 4.17 to Winco Disclosure Letter (which shall disclose the parties to, nature of and relief sought for each matter to be disclosed), other than collection actions by Winco, in the ordinary course of business on its own behalf, none of which is greater than $25,000 and which in the aggregate do not exceed $50,000:

               (i) There is no suit, action, proceeding, investigation, claim or order pending or threatened against Winco, or with respect to any Employee Plan, or any fiduciary of any such plan (or pending or threatened against any of the officers, directors or employees of Winco with respect to the business or currently proposed business activities of Winco, or to which Winco is otherwise a party, or which may have or is likely to have a Material Adverse Effect, before any court, or before any governmental authority, department, commission, bureau, agency or other governmental department or arbitrator (collectively, "Claims"), nor is there any basis for any such Claims.

               (ii) Except as to be set forth in Schedule 4.17(b) to the Winco Disclosure Letter, Winco is not subject to any unsatisfied or continuing judgment, order or decree of any court or governmental authority, and Winco is not otherwise exposed, from a legal standpoint, to any liability or disadvantage which could have a Material Adverse Effect. Schedule 4.17 to Winco Disclosure Letter shall set forth all closed litigation matters to which Winco was a party during the preceding five years, the dates such litigation was commenced and concluded, and the nature of the resolution thereof (including amounts paid in settlement or judgment).

     4.18 TAXES. Winco has timely filed all requisite federal, state and other tax returns or extension requests for all fiscal periods ended on the Balance Sheet Date; and except as will be set forth on Schedule 4.18 to Winco Disclosure Letter, there are no examinations in progress or claims against any of them for federal, state and other Taxes (including penalties and interest) for any period or periods prior to and including the Balance Sheet Date and no notice of any claim for taxes, whether pending or threatened, has been received. All Taxes, including interest and penalties (whether or not shown on any tax return) owed by Winco, any member of an affiliated or consolidated group which includes or included Winco, or with respect to any payment made or deemed made by Winco herein have been paid. The amounts shown as accruals for Taxes on Winco Financial Statements are sufficient for the payment of all Taxes of the kinds indicated (including penalties and interest) for all fiscal periods ended on or before that date. Copies of (i) any tax examinations, (ii) extensions of statutory limitations and (iii) the federal and local income tax returns and franchise tax returns of Winco for the last three fiscal years have been made available to BPI and the BPI Shareholders.

     4.19 NO VIOLATIONS. Winco is not in violation of any of its Charter Documents. Winco is not in default under any lease, instrument, agreement, license, or permit to be set forth on the Schedules to Winco Disclosure Letter, or any other material agreement to which it is a party or by which its properties are bound (the "Material Documents"); and, except as to be set forth in Schedule 4.19 to Winco Disclosure Letter, (a) the rights and benefits of Winco under the Material Documents will not be adversely affected by the transactions contemplated hereby and (b) the execution of this Agreement and the performance of the obligations hereunder and the consummation of the transactions contemplated hereby will not result in any violation of, or breach of, or constitute a default under, any of the terms or provisions of the Material Documents or the Charter Documents. Except as to be set forth on Schedule 4.19 to Winco Disclosure Letter, none of the Material Documents requires notice to, or the consent or approval of, any governmental agency or other third party with respect to any of the transactions contemplated hereby in order to remain in full force and effect and consummation of the transactions contemplated hereby will not give rise to any right to termination, cancellation or acceleration or loss of any right or benefit. Except as to be set forth on Schedule 4.19 to Winco Disclosure Letter, none of the Material Documents prohibits the use or publication by Winco of the name of any other party to such Material Document, and none of the Material Documents prohibits or restricts Winco from freely providing services to any other customer or potential customer of Winco.

     4.20 GOVERNMENT CONTRACTS. Except as to be set forth on Schedule 4.20 to Winco Disclosure Letter, Winco is not now a party to any governmental contract subject to price redetermination or renegotiation.

     4.21 ABSENCE OF CHANGES. Since the Balance Sheet Date, except as to be set forth on Schedule 4.21 to Winco Disclosure Letter, there has not been:

          (a) Any material adverse change in the financial condition, assets, liabilities (contingent or otherwise), income or business of Winco;

          (b) Any damage, destruction or loss (whether or not covered by insurance) materially adversely affecting the properties or business of Winco;

          (c) Any change in the authorized capital of Winco or its outstanding securities or any change in its ownership interests or any grant of any options, warrants, calls, conversion rights or commitments;

          (d) Any declaration or payment of any dividend or distribution in respect of the capital stock or any direct or indirect redemption, purchase or other acquisition of any of the capital stock of Winco;

          (e) Any increase in the compensation, bonus, sales commissions or fee arrangement payable or to become payable by Winco to any of their respective officers, directors, stockholders, employees, consultants or agents, except for ordinary and customary bonuses and salary increases for employees in accordance with past practice;

          (f) Any work interruptions, labor grievances or claims filed, or any event or condition of any character, materially adversely affecting the business of Winco;

          (g) Any sale or transfer, or any agreement to sell or transfer, any material assets, property or rights of Winco to any person, including, without limitation, any of the stockholders and their affiliates;

          (h) Any cancellation, or agreement to cancel, any indebtedness or other obligation owing to Winco, including without limitation any indebtedness or obligation of any stockholder or any affiliate thereof;

          (i) Any plan, agreement or arrangement granting any preferential rights to purchase or acquire any interest in any of the assets, property or rights of Winco or requiring consent of any party to the transfer and assignment of any such assets, property or rights;

          (j) Any purchase or acquisition of, or agreement, plan or arrangement to purchase or acquire, any property, rights or assets outside of the ordinary course of business of Winco;

          (k)  Any waiver of any material rights or claims of Winco;

          (l) Any amendment or termination of any Material Documents or other right to which Winco is a party;

          (m) Any transaction by Winco outside the ordinary course of its business;

          (n) Any cancellation or termination of a Material Contract with a customer or client prior to the scheduled termination date; or

          (o) Any other distribution of property or assets by Winco other than in the ordinary course of business.

     4.22 DEPOSIT ACCOUNTS; POWERS OF ATTORNEY. Schedule 4.22 to Winco Disclosure Letter shall include an accurate list as of the date of the Agreement of: (i) the name of each financial institution in which Winco has accounts or safe deposit boxes; (ii) the names in which the accounts or boxes are held; (iii) the type of account and account number; and (iv) the name of each person authorized to draw thereon or have access thereto.
Schedule 4.22 to Winco Disclosure Letter shall also set forth the name of each person, corporation, firm or other entity holding a general or special power of attorney from Winco and a description of the terms of such power.

     4.23 RELATIONS WITH GOVERNMENTS. Except for political contributions made in a lawful manner which, in the aggregate, do not exceed $10,000 per year since 1996, Winco has not made, offered or agreed to offer anything of value to any governmental official, political party or candidate for government office nor has it otherwise taken any action which would cause Winco to be in violation of the Foreign Corrupt Practices Act of 1977, as amended or any law of similar effect.

     4.24 DISCLOSURE. This Agreement, including the Schedules and Winco Disclosure Letter to be provided and the Schedules to be attached thereto, together with the other information furnished to BPI and the BPI Shareholders by Winco, WSC and WMC in connection herewith, do not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements herein and therein, in light of the circumstances under which they were made, not misleading.

     4.25 PROHIBITED ACTIVITIES.  Except as to be set forth on Schedule
4.25 to Winco Disclosure Letter, neither Winco, WSC or WMC have, between the Balance Sheet Date and the date hereof, taken any of the actions (Prohibited Activities) set forth in Section 6.3.

     4.26 NO CONFLICTS. The execution, delivery and performance of this Agreement by Winco, WSC and WMC and the consummation by Winco, WSC and WMC of the transactions contemplated hereby will not conflict with or result in a breach or violation of any term or provision of, or (with or without notice or passage of time, or both) constitute a default under, any indenture, mortgage, deed of trust, trust (constructive and other), loan agreement or other agreement or instrument to which Winco is a party or violate the provisions of any statute, or any order, rule or regulation of any governmental body or agency or instrumentality thereof, or any order, writ, injunction or decree of any court or any arbitrator, having jurisdiction over Winco, WSC, WMC or any of their property.

     4.27 CERTAIN BUSINESS RELATIONSHIPS. Except as listed in Schedule 4.27, no current officer or director of Winco, WSC or WMC has been involved in any business arrangement or relationship with Winco, WSC or WMC since July 1, 1995, and none of the officers or directors, nor any relative of any officer or director or affiliate of an officer or director of such companies, owns any asset, tangible or intangible, which is used in their operations.

     4.28 AUTHORIZATION. The representatives of Winco, WSC and WMC executing this Agreement have the authority to enter into and bind Winco, WSC and WMC to the terms of this Agreement and Winco, WSC and WMC have the full legal right, power and authority to enter into this Agreement and the Merger, subject to the approval of the shareholders of Winco as provided in Sections 8.4 and 9.4.

     5.   CERTIFICATE OF THE BPI SHAREHOLDERS CONCERNING THE TRANSACTION.

     Prior to Closing, BPI shall obtain, in writing, a Certificate from each BPI Shareholder to the effect that all of the following representations and warranties in this Section 5 are true at the date of this Agreement and shall be true at the time of Closing. Such Certificate shall be delivered to Winco and WMC at Closing.

     5.1 AUTHORIZATION. All action on the part of each BPI Shareholder necessary for the authorization, execution and delivery of this Agreement by BPI and the performance of all obligations of BPI hereunder has been taken, and this Agreement constitutes a valid and legally binding obligation of BPI, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

     5.2 TITLE TO THE SHARES. Each BPI Shareholder owns, and is transferring to Winco at the Closing, good, valid and marketable title to the number of Shares set forth opposite the name of the BPI Shareholder in
Section 1.1 free and clear of all liens, claims, options and encumbrances whatsoever. There are no outstanding options, warrants or rights to purchase or acquire any of the Shares of the Shareholder or any of the capital stock of BPI.

     5.3 PURCHASE ENTIRELY FOR HIS OWN ACCOUNT. The Winco securities will be acquired for investment for the BPI Shareholder's own account, not as a nominee or agent, and not with the view to the resale or distribution of any part thereof, and the BPI Shareholder has no present intention of selling, granting any participation in, or otherwise distributing Winco securities. The BPI Shareholder has no contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to such person with respect to any of the securities of Winco.
Notwithstanding the foregoing, it is understood that the BPI Shareholders may transfer a part of the Winco securities to be received by them in the Merger to CeBourn, Ltd., provided that

CeBourn, Ltd. executes and delivers a representation of investment intent letter to Winco which includes the representations and warranties in this
Section 5.

     5.4 DISCLOSURE OF INFORMATION. Each BPI Shareholder has received and had the opportunity to review the reports filed by Winco with the Securities and Exchange Commission and has had the opportunity to ask questions of, and receive answers from, representatives of Winco to obtain additional information regarding Winco.

     5.5  RESTRICTIONS ON TRANSFER.

          (a) The securities of Winco that the BPI Shareholders will acquire have not been registered under the Securities Act of 1933, as amended (the "Securities Act") and, accordingly, such securities will not be fully transferable except as permitted under various exemptions contained in the Securities Act or upon satisfaction of the registration and prospectus delivery requirements of the Securities Act. The BPI Shareholders must bear the economic risk of his investment in such securities for an indefinite period of time as such securities have not been registered under the Securities Act and therefore cannot be sold unless they are subsequently registered or an exemption from registration is available. The BPI Shareholders are Accredited Investors as defined under Rule 501(a) of the Securities Act and are acquiring the securities for investment purposes only, for their own account, and not as nominee or agent for any other person, and not with the view to, or for resale in connection with, any distribution thereof within the meaning of the Securities Act.

          It is understood that the securities of Winco to be delivered to the BPI Shareholders may be transferred pursuant to an effective registration statement under the Securities Act and nothing herein shall preclude the filing of a registration statement subsequent to the Closing Date for a registration regarding these securities.

          (b) The certificates evidencing the securities of Winco he will acquire pursuant to this Agreement, and each instrument or certificate issued in transfer thereof, will bear substantially the following legend:

          THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN TAKEN FOR INVESTMENT PURPOSES ONLY AND NOT WITH A VIEW TO THE DISTRIBUTION THEREOF, AND SUCH SECURITIES MAY NOT BE SOLD OR TRANSFERRED UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT COVERING SUCH SECURITIES OR AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. IF THE SECURITIES ARE TO BE SOLD OR TRANSFERRED PURSUANT TO AN EXEMPTION THE CORPORATION MAY REQUIRE AN

          OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE
          ISSUER STATING THAT SUCH SALE OR TRANSFER IS EXEMPT
          FROM THE REGISTRATION AND PROSPECTUS DELIVERY
          REQUIREMENTS OF SUCH ACT AND WILL NOT VIOLATE SUCH ACT
          OR ANY OTHER APPLICABLE SECURITIES LAWS.

          (c) Each BPI Shareholder understands a notation on the records of Winco and its transfer agent will be made in order to implement the restrictions on transfer set forth in this Section 5.6.

     6.   COVENANTS OF BPI PRIOR TO CLOSING.

     6.1 ACCESS AND COOPERATION; DUE DILIGENCE. Between the date of this Agreement and the Closing Date, BPI will afford to the officers and authorized representatives of Winco and WMC access to all of the sites, properties, books and records of BPI and will furnish Winco and WMC such additional financial and operating data and other information as to the business and properties of BPI as Winco and WMC may from time to time reasonably request. BPI will cooperate with Winco and WMC, their representatives, auditors and counsel in the preparation of any documents or other material which may be required in connection with any documents or materials required by this Agreement or necessary to complete the transactions contemplated hereunder

     6.2 CONDUCT OF BUSINESS PENDING CLOSING. Between the date of this Agreement and the Closing, BPI will, except as will be set forth on
Schedule 6.2 to the BPI Disclosure Letter:

          (a) Carry on its business in substantially the same manner as it has heretofore and not introduce any material new method of management, operation or accounting;

          (b) Maintain its properties and facilities in as good working order and condition as at present, ordinary wear and tear excepted;

          (c) Perform in all material respects all of its obligations under agreements relating to or affecting its respective assets, properties or rights;

          (d) Use all reasonable efforts to keep in full force and effect present insurance policies or other comparable insurance coverage;

          (e) Use its reasonable efforts to maintain and preserve its business organization intact, retain its present key employees and maintain its relationships with suppliers, customers and others having business relations with it;

          (f) Maintain compliance with all material permits, laws, rules and regulations, consent orders, and all other orders of applicable courts, regulatory agencies and similar governmental authorities;

          (g) Maintain present debt and lease instruments and not enter into new or amended debt or lease instruments, without the knowledge and consent of Winco (which consent shall not be unreasonably withheld), provided that debt and/or lease instruments may be replaced without the consent of Winco if such replacement instruments are on terms at least as favorable to BPI as the instruments being replaced; and

          (h) Maintain or reduce present salaries and commission levels for all officers, directors, employees and agents except for ordinary and customary bonus and salary increases for employees in accordance with past practices.

          (i) BPI may arrange and close debt financing or raise equity funding in an aggregate amount of not more than $3,000,000.00.

     6.3 PROHIBITED ACTIVITIES. Between the date hereof and the Closing Date, BPI will not, without the prior written consent of Winco, engage in any of the following (the "Prohibited Activities"):

          (a)  Make any change in its Charter Documents;

          (b) Issue any securities, options, warrants, calls, conversion rights or commitments relating to its securities of any kind other than in connection with the exercise of options or warrants to be listed in Schedule 3.3 to the BPI Disclosure Letter;

          (c) Declare or pay any dividend, or make any distribution in respect of its stock whether now or hereafter outstanding, or purchase, redeem or otherwise acquire or retire for value any shares of its stock;

          (d) Except as listed in Schedule 6.3, enter into any contract or commitment or incur or agree to incur any liability or make any capital expenditures, except if it is in the normal course of business (consistent with past practice) and involves an amount not in excess of $50,000;

          (e) Create, assume or permit to exist any mortgage, pledge or other lien or encumbrance upon any assets or properties whether now owned or hereafter acquired, except (1) with respect to purchase money liens incurred in connection with the acquisition of equipment with an aggregate cost not in excess of $100,000.00 necessary or desirable for the conduct of the businesses of BPI, (2) (A) liens for taxes either not yet due or being contested in good faith and by appropriate proceedings (and for which contested taxes adequate reserves have been established and are being maintained) or (B) materialmen's, mechanics' or other like liens arising in the ordinary course of business (the liens set forth in clause (2) being referred to herein as "Statutory Liens"), or (3) liens to be set forth on Schedule 3.7 and/or 3.11 to the BPI Disclosure Letter;

          (f) Sell, assign, lease or otherwise transfer or dispose of any property or equipment except in the normal course of business;

          (g) Negotiate for the acquisition of any business or the start-up of any new business;

          (h) Merge or consolidate or agree to merge or consolidate with or into any other corporation;

          (i) Waive any material rights or claims of BPI, provided that BPI may negotiate and adjust bills in the course of good faith disputes with customers in a manner consistent with past practice;

          (j) Commit a breach or amend or terminate any Material Documents or right of BPI; or

          (k) Enter into any other transaction outside the ordinary course of its business or prohibited hereunder.

     6.4 NO SHOP. Neither BPI, nor any agent, officer, director, trustee or any representative of any of the foregoing will, during the period commencing on the date of this Agreement and ending with the earlier to occur of the Closing Date or the termination of this Agreement in accordance with its terms, directly or indirectly: (i) solicit or initiate the submission of proposals or offers from any person for; (ii) participate in any discussions pertaining to; or (iii) furnish any information to any person other than Winco or their authorized agents relating to, any acquisition or purchase of all or a material amount of the assets of, or any equity interest in, BPI or a merger, consolidation or business combination of BPI.

     6.5 NOTIFICATION OF CERTAIN MATTERS. BPI shall give prompt notice to Winco and WMC of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would be likely to cause any representation or warranty of BPI contained herein or to be set forth in the BPI Disclosure Letter to be untrue or inaccurate in any material respect at or prior to the Closing and (ii) any material failure of BPI to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such person hereunder. The delivery of any notice pursuant to this Section 6.5 shall not be deemed to (i) modify the representations or warranties of the party delivering such notice, (ii) modify the conditions set forth in Sections 7 and 8, or (iii) limit or otherwise affect the remedies available hereunder to the party receiving such notice.

     6.6 FINAL FINANCIAL STATEMENTS. BPI shall provide to Winco prior to the Closing Date, the unaudited balance sheets of BPI as of the end of all months following the Balance Sheet Date, and the unaudited statement of income and comprehensive income and cash flows for all months ended after the Balance Sheet Date, disclosing no material adverse change in the financial condition or the results of its operations from the financial statements as of the Balance Sheet Date. Such financial statements shall have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as noted therein). Except as noted in such financial statements, all of such financial statements will present fairly the results of operations for the periods indicated therein.

     7.   COVENANTS OF WINCO, WMC AND WSC PRIOR TO CLOSING.

     7.1 ACCESS AND COOPERATION; DUE DILIGENCE. Between the date of this Agreement and the Closing Date, each of Winco, WMC and WSC will afford to the authorized representatives of BPI access to all of its sites, properties, books and records and will furnish BPI such additional financial and operating data and other information as to their business and properties as BPI may from time to time reasonably request. Winco, WMC and WSC will cooperate with BPI, its representatives, auditors and counsel in the preparation of any documents or other material which may be required in connection with any documents or materials required by this Agreement or necessary to complete the transactions contemplated hereunder.

     7.2 CONDUCT OF BUSINESS PENDING CLOSING. Between the date of this Agreement and the Closing, Winco, WMC and WSC will, except as will be set forth on Schedule 7.2 to the Winco Disclosure Letter and except in connection with the Spin Off:

          (a) Carry on its business in substantially the same manner as it has heretofore and not introduce any material new method of management, operation or accounting;

          (b) Maintain its respective properties and facilities in as good working order and condition as at present, ordinary wear and tear excepted;

          (c) Perform in all material respects all of its obligations under agreements relating to or affecting its respective assets, properties or rights;

          (d) Use all reasonable efforts to keep in full force and effect present insurance policies or other comparable insurance coverage;

          (e) Use its reasonable efforts to maintain and preserve its business organization intact, retain its present key employees and maintain its relationships with suppliers, customers and others having business relations with it;

          (f) Maintain compliance with all material permits, laws, rules and regulations, consent orders, and all other orders of applicable courts, regulatory agencies and similar governmental authorities;

          (g) Maintain present debt and lease instruments and not enter into new or amended debt or lease instruments, without the knowledge and consent of the BPI Shareholders (which consent shall not be unreasonably withheld), provided that debt and/or lease instruments may be replaced without the consent of the BPI Shareholders if such replacement instruments are on terms at least as favorable to Winco as the instruments being replaced; and

          (h) Maintain or reduce present salaries and commission levels for all officers, directors, employees and agents except for ordinary and customary bonus and salary increases for employees in accordance with past practices.

     7.3 PROHIBITED ACTIVITIES. Other than in connection with the Spin Off, between the date hereof and the Closing Date, each of Winco, WMC and WSC will not, without the prior written consent of BPI, engage in any of the following (the "Prohibited Activities"):

          (a)  Make any change in its Charter Documents;

          (b) Issue any securities, options, warrants, calls, conversion rights or commitments relating to its securities of any kind other than in connection with the exercise of options or warrants to be listed in Schedule 4.3 to the Winco Disclosure Letter;

          (c) Declare or pay any dividend, or make any distribution in respect of its stock whether now or hereafter outstanding, or purchase, redeem or otherwise acquire or retire for value any shares of its stock;

          (d) Except as listed in Schedule 7.3, enter into any contract or commitment or incur or agree to incur any liability or make any capital expenditures, except if it is in the normal course of business (consistent with past practice) and involves an amount not in excess of $50,000;

          (e) Create, assume or permit to exist any mortgage, pledge or other lien or encumbrance upon any assets or properties whether now owned or hereafter acquired, except (1) with respect to purchase money liens incurred in connection with the acquisition of equipment with an aggregate cost not in excess of $50,000 necessary or desirable for the conduct of the businesses of Winco, (2) (A) liens for taxes either not yet due or being contested in good faith and by appropriate proceedings (and for which contested taxes adequate reserves have been established and are being maintained) or (B) materialmen's, mechanics' or other like liens arising in the ordinary course of business (the liens set forth in clause (2) being referred to herein as "Statutory Liens"), or (3) liens to be set forth on Schedule 4.7 and/or 4.11 to the Winco Disclosure Letter;

          (f) Sell, assign, lease or otherwise transfer or dispose of any property or equipment except in the normal course of business;

          (g) Negotiate for the acquisition of any business or the start-up of any new business;

          (h) Merge or consolidate or agree to merge or consolidate with or into any other corporation;

          (i) Waive any material rights or claims of Winco, provided that Winco may negotiate and adjust bills in the course of good faith disputes with customers in a manner consistent with past practice;

          (j) Commit a breach or amend or terminate any Material Documents or right of Winco; or

          (k) Enter into any other transaction outside the ordinary course of its business or prohibited hereunder.

     7.4 NO SHOP. Neither Winco, WSC or WMC, nor any agent, officer, director, trustee or any representative of any of the foregoing will, during the period commencing on the date of this Agreement and ending with the earlier to occur of the Closing Date or the termination of this Agreement in accordance with its terms, directly or indirectly: (i) solicit or initiate the submission of proposals or offers from any person for; (ii) participate in any discussions pertaining to; or (iii) furnish any information to any person other than BPI or its authorized agents relating to, any acquisition or purchase of all or a material amount of the assets of, or a majority equity interest in, Winco or a merger, consolidation or business combination of Winco.

     7.5 NOTIFICATION OF CERTAIN MATTERS. Winco, WMC and WSC shall give prompt notice to BPI and the BPI Shareholders of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would be likely to cause any representation or warranty of Winco contained herein or in the Winco Disclosure Letter to be untrue or inaccurate in any material respect at or prior to the Closing and (ii) any material failure of Winco to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such person hereunder. The delivery of any notice pursuant to this Section 7.5 shall not be deemed to (i) modify the representations or warranties of the party delivering such notice, (ii) modify the conditions set forth in Sections 8 and 9, or (iii) limit or otherwise affect the remedies available hereunder to the party receiving such notice.

     7.6 FINAL FINANCIAL STATEMENTS. Winco shall provide to BPI, prior to the Closing Date, the unaudited consolidated balance sheets of Winco as of the end of all months following the Balance Sheet Date, and the unaudited consolidated statements of income and cash flows for all months ended after the Balance Sheet Date, disclosing no material adverse change in the financial condition or the results of its operations from the financial statements as of the Balance Sheet Date. Such financial statements shall have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as noted therein). Except as noted in such financial statements, all of such financial statements will present fairly the results of operations for the periods indicated therein.

     8.   CONDITIONS PRECEDENT TO OBLIGATIONS OF WINCO, WSC AND WMC.

     The obligations of Winco, WSC and WMC with respect to actions to be taken on the Closing Date are subject to the satisfaction or waiver on or prior to the Closing Date of all of the following conditions.

     8.1 REPRESENTATIONS AND WARRANTIES; PERFORMANCE OF OBLIGATIONS. All representations and warranties of BPI contained in this Agreement shall be true and correct in all material respects as of the Closing Date as though such representations and warranties had been made as of that time; all the terms, covenants and conditions of this Agreement to be complied with and performed by BPI on or before the Closing Date shall have been duly complied with and performed in all material respects; and certificates to the foregoing effect dated the Closing Date, and signed by BPI and the BPI Shareholders, as the case may be, shall have been delivered to Winco.

     8.2 SATISFACTION. All actions, proceedings, instruments and documents required to carry out this Agreement or incidental hereto and all other related legal matters shall be reasonably satisfactory to Winco and its counsel.

     8.3 NO LITIGATION. No action or proceeding before a court or any other governmental agency or body shall have been instituted or threatened to restrain or prohibit the transactions contemplated hereunder and no governmental agency or body shall have taken any other action or made any request of BPI or the BPI Shareholders as a result of which Winco deems it inadvisable to proceed with the transactions hereunder.

     8.4 CONSENTS AND APPROVALS. The shareholders of Winco shall have approved this Agreement. All necessary consents and approvals as listed in
Schedule 3.19 shall have been obtained. All necessary consent of and filings with any governmental authority or agency relating to the consummation of the transaction contemplated herein shall have been obtained and made and no action or proceeding shall have been instituted or threatened to restrain or prohibit the transactions hereunder and no governmental agency or body shall have taken any other action or made any request of BPI or the BPI Shareholders as a result of which Winco deems it inadvisable to proceed with the transactions hereunder.

     8.5 GOOD STANDING CERTIFICATES. BPI shall have delivered to Winco a certificate, dated as of a date no later than ten days prior to the Closing Date, duly issued by the Secretary of State of BPI's state of incorporation that BPI is in good standing and that all state franchise and/or income tax returns and taxes for each for all periods prior to the Closing have been filed and paid.

     8.6 NO MATERIAL ADVERSE CHANGE. No event or circumstance shall have occurred with respect to BPI which would constitute a Material Adverse Effect.

     8.7 OFFICER'S CERTIFICATE. Winco shall have received a certificate or certificates, dated the Closing Date and signed by the President of BPI, certifying the truth and correctness of attached copies of its Articles of Incorporation (including amendments thereto) and Bylaws (including amendments thereto).

     8.8 INCUMBENCY CERTIFICATE AND OTHER DOCUMENTS. Winco shall have received an incumbency certificate or certificates, dated the Closing Date and signed by the Secretary of BPI certifying the names, titles and signatures of the officers authorized to execute the documents referred to in this Section 8 and such additional supporting documentation and other information with respect to the transactions contemplated hereunder as Winco or their counsel may reasonably request.

     8.9 OPINION OF COUNSEL. Winco shall have received an opinion from counsel for BPI, dated the Closing Date, in form and substance reasonably satisfactory to counsel for Winco.

     8.10 RELEASE OF OBLIGATIONS AND STOCK OPTIONS. Winco shall have obtained a release of each of the officers and directors of BPI related to all matters involving BPI.

     9.   CONDITIONS PRECEDENT TO OBLIGATIONS OF BPI AND THE SHAREHOLDERS.

     The obligations of BPI and the BPI Shareholders with respect to actions to be taken on the Closing Date are subject to the satisfaction or waiver on or prior to the Closing Date of all of the following conditions.

     9.1 REPRESENTATIONS AND WARRANTIES; PERFORMANCE OF OBLIGATIONS. All the representations and warranties of Winco and WMC contained in this Agreement shall be true and correct in all material respects as of the Closing Date with the same effect as though such representations and warranties had been made on and as of that time; all the terms, covenants and conditions of this Agreement to be complied with and performed by Winco and WMC on or before the Closing Date shall have been duly complied with and performed in all material respects; and certificates to the foregoing effect dated the Closing Date, and signed by Winco and WMC shall have been delivered to BPI.

     9.2 SATISFACTION. All actions, proceedings, instruments and documents required to carry out this Agreement or incidental hereto and all other related legal matters shall be reasonably satisfactory to the BPI
Shareholders and their counsel.

     9.3 NO LITIGATION. No action or proceeding before a court or any other governmental agency or body shall have been instituted or threatened to restrain or prohibit the transactions hereunder and no governmental agency or body shall have taken any other action or made any request of Winco as a result of which BPI and the BPI Shareholders deem it inadvisable to proceed with the transactions hereunder.

     9.4 CONSENTS AND APPROVALS. The shareholders of Winco shall have approved this Agreement. All necessary consents and approvals as listed in
Schedule 4.19 shall have been obtained. All necessary consent of and filings with any governmental authority or agency relating to the consummation of the transaction contemplated herein shall have been obtained and made and no action or proceeding shall have been instituted or threatened to restrain or prohibit the transactions hereunder and no governmental agency or body shall have taken any other action or made any request of Winco as a result of which the BPI Shareholders deem it inadvisable to proceed with the transactions hereunder.

     9.5 GOOD STANDING CERTIFICATES. Winco and WMC shall have delivered to BPI and the BPI Shareholders certificates, dated as of the date no later than 10 days prior to the Closing Date, duly issued by the Secretary of State of Colorado that each of Winco and WMC is in good standing.

     9.6 NO MATERIAL ADVERSE CHANGE. No event or circumstance shall have occurred with respect to Winco or WMC which would constitute a Material Adverse Effect.

     9.7 OFFICER'S CERTIFICATE. BPI and the BPI Shareholders shall have received a certificate or certificates, dated the Closing Date and signed by the President of Winco, certifying the truth and correctness of attached copies of Winco's Articles of Incorporation (including amendments thereto), and Bylaws (including amendments thereto). BPI and the BPI Shareholders shall have received a certificate or certificates, dated the Closing Date and signed by the President of WMC, certifying the truth and correctness of attached copies of WMC's Articles of Incorporation (including amendments thereto), and Bylaws (including amendments thereto).

     9.8 INCUMBENCY CERTIFICATE AND OTHER DOCUMENTS. BPI and the BPI Shareholders shall have received an incumbency certificate or certificates, dated the Closing Date, and signed by the Secretary of Winco, certifying the names, titles and signatures of the officers authorized to execute the documents referred to in this Section 9 and such additional supporting documentation and other information with respect to the transactions contemplated hereunder as BPI and the BPI Shareholders or their counsel may reasonably request.

     9.9 OPINION OF COUNSEL. BPI shall have received an opinion from counsel for Winco, WSC and WMC, dated the Closing Date, in form and substance reasonably satisfactory to counsel for BPI.

     9.10 RELEASE OF OBLIGATIONS. BPI and the BPI Shareholders shall have obtained a release of each of the officers and directors of Winco related to all matters involving Winco except for obligations pursuant to stock option agreements.

     9.11 INDEMNITY AGREEMENT. BPI and the BPI Shareholders shall have received an Indemnity Agreement in a form acceptable to them concerning certain environmental, tax and other matters executed by WSC and its affiliate, American Warrior, Inc.

     10.  ADDITIONAL AGREEMENTS.

     10.1 REASONABLE BEST EFFORTS. Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by this Agreement as soon as practicable after the date hereof. Winco, shall promptly prepare and file with the Securities and Exchange Commission a proxy statement (the "Proxy Statement") and Winco will take, in accordance with applicable law and its Articles of Incorporation and Bylaws, all action necessary to convene a meeting of its shareholders to consider and vote upon the adoption of this Agreement. BPI shall cooperate with Winco in the preparation of the Proxy Statement, including providing such information about BPI and its plans with respect to Winco after the Merger as may be reasonably requested by Winco.

     10.2 COMPLETION OF THE DISCLOSURE LETTERS. BPI shall use its reasonable best efforts to complete and deliver to Winco and WMC the BPI Disclosure Letter by August 28, 2000. Winco, WSC and WMC shall use their reasonable best efforts to complete and deliver to BPI and the BPI Shareholders the Winco Disclosure letter by August 28, 2000.

     10.3 PUBLIC ANNOUNCEMENTS. The initial press release of Winco with respect to this Agreement shall be reviewed and approved by BPI. Thereafter, Winco shall consult with BPI prior to issuing any press releases or otherwise making public announcements with respect to this Agreement and the transactions contemplated by this Agreement, except as may be required by law.

     10.4 FURTHER ASSURANCES. Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, common, proper or advisable under applicable legal requirements, to consummate and make effective the transactions contemplated by this Agreement. If at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, Winco, WSC, WMC, BPI and the BPI Shareholders, as the case may be, shall take or cause to be taken all such necessary or convenient action and execute, and deliver and file, or cause to be executed, delivered and filed, all necessary or convenient documentation.

     10.5 THE SPIN-OFF. Winco shall act promptly to effect the spin-off of all of its existing assets and liabilities to a subsidiary to be formed, Winco Spin-off Corporation ("WSC"), so that the spin-off is completed prior to Closing. WSC shall be distributed to the pre-merger Winco shareholders prior to Closing. As soon as WSC has been established, Winco shall cause WSC to execute this Agreement. Prior to completion of the Spin Off, WSC shall have completed and filed with the Securities and Exchange Commission ("SEC") a registration statement on Form 10 pursuant to Section 12 of the of the Securities Exchange Act of 1934, as amended, and the SEC shall have approved such Form 10.

     10.6 WINCO MERGER CORPORATION. Upon execution of this Merger Agreement, Winco shall act promptly to form a Colorado corporation, Winco Merger Corporation ("WMC"), in accordance with Sections 1.4 and 4.3 hereof. As soon as it has been established, Winco shall cause WMC to execute this Merger Agreement.

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
     10.7 REVERSE SPLIT. Prior to the Closing, Winco shall obtain all required approval of the Winco shareholders and complete such other actions as are necessary to complete at or prior to Closing a reverse split of its stock on approximately an 80:1 basis. (The exact ratio may be altered by agreement of the parties prior to the filing of the Proxy Statement.)

     10.8 TAXES.   WSC shall be solely responsible for the payment of all
tax liability arising from the Spin Off. In order to evidence such obligations of WSC, Winco shall, prior to the Spin Off, cause WSC to assume such liability and indemnify Winco therefrom.

     11.  TERMINATION OF AGREEMENT.

     11.1 TERMINATION. This Agreement may be terminated at any time prior to the Closing Date solely:

          (a)  By mutual consent of all of the parties hereto;

          (b) By BPI, on the one hand, or by Winco, WSC and WMC on the other hand, if the transactions contemplated by this Agreement to take place at the Closing shall not have been consummated by December 31, 2000, unless the failure of such transactions to be consummated is due to the failure of the party seeking to terminate this Agreement to perform any of its obligations under this Agreement to the extent required to be performed by it prior to or on the Closing Date;

          (c) By BPI, on the one hand, or by Winco, WSC and WMC, on the other hand, if a material breach of the representations or a material breach or default shall be made by the other party in the observance or in the due and timely performance of any of the covenants or agreements contained herein, and the curing of such default shall not have been made on or before the Closing Date or by the BPI Shareholders, if the conditions set forth in Section 9 hereof have not been satisfied or waived as of the Closing Date, or by Winco, if the conditions set forth in Section 8 hereof have not been satisfied or waived as of the Closing Date;

          (d) By BPI if the Winco Disclosure Letter shall not have been completed and delivered to BPI on or before August 28, 2000, or if the Winco Disclosure Letter contains information which causes BPI to determine it would be inadvisable to proceed with the transactions hereunder;

          (e) By Winco and WMC if the BPI Disclosure Letter shall not have been completed and delivered to Winco and WMC on or before August 28, 2000, or if the BPI Disclosure Letter contains information which causes Winco and WMC to determine it would be inadvisable to proceed with the transactions hereunder;

          (f) By BPI on or before August 28, 2000, if it determines that the merger would result in an adverse tax obligation and the parties to this Agreement have not been able to agree to a restructuring of the transaction.

     11.2 LIABILITIES IN EVENT OF TERMINATION. Termination of this Agreement will in no way limit any obligation or liability of any party based on or arising from a breach or default by such party with respect to any of its representations, warranties, covenants or agreements contained in this Agreement or in the Schedules delivered by such party, including, but not limited to, legal and audit costs and out of pocket expenses.

     12.  INDEMNIFICATION.

     12.1 INDEMNIFICATION BY BPI. BPI agrees to indemnify and hold harmless Winco and its officers, directors, agents and representatives against any and all losses, claims, damages, liabilities, costs and expenses (including but not limited to, attorneys' fees and other expenses of investigation and defense of any claims or actions), directly or indirectly resulting from, relating to or arising out of: (i) any breach of any covenant, agreement, warranty or representation contained in this Agreement, (ii) any misstatement of a material fact contained in this Agreement or in any of the documents executed in connection with the transactions contemplated by this Agreement, or (iii) the omission to state any fact necessary to make the statements contained in this Agreement or in any of the documents executed in connection with the transactions contemplated by this Agreement not misleading, but only if the omission relates to information concerning BPI's operations. Provided, however, that no claim for indemnification shall be made against BPI until Winco and its officers, directors, agents and representatives have suffered adverse consequences pursuant to this Section 12.1 in excess of $50,000.

     12.2 INDEMNIFICATION BY WINCO AND WSC. Prior to the completion of the Merger, Winco and WSC jointly and severally agree, and after the completion of the Spin Off and Merger, WSC agrees to indemnify and hold harmless BPI and the BPI Shareholders against any and all losses, claims, damages, liabilities, costs and expenses (including but not limited to, attorneys' fees and other expenses of investigation and defense of any claims or actions) directly or indirectly resulting from, relating to or arising out of: (i) any breach of any covenant, agreement, warranty or representation of Winco contained in this Agreement, (ii) any misstatement of a material fact contained in this Agreement or in any of the documents executed in connection with the transactions contemplated by this Agreement, including the Proxy Statement, but only if the misstatement relates to information concerning Winco or its operations, or (iii) the omission to state any fact necessary to make the statements contained in this Agreement or in any of the documents executed in connection with the transactions contemplated by this Agreement not misleading, but only if the omission relates to information concerning Winco or its operations, provided, however, that no claim for indemnification (other than for tax liabilities resulting from the Spin Off) shall be made against Winco (prior to the Merger) or WSC (prior to or after the Merger) until BPI or the BPI Shareholders have suffered adverse consequences pursuant this Section 12.2 in excess of $50,000.

     12.3 INDEMNIFICATION NOTICE. Should any party (the "Indemnified Party") suffer any loss, damage or expense for which another party (the "Indemnifying Party") is obligated to indemnify and hold such Indemnified Party harmless pursuant to this Section 12 of this Agreement, the following shall apply: If an Indemnified Party intends to exercise its right to indemnification provided in this Section 12, such Indemnified Party shall notify each Indemnifying Party in writing of such Indemnified Party's intention to do so and the facts or circumstances giving rise to the claim (the "Indemnification Claim"). An Indemnification Claim, at the option of the Indemnified Party, may be asserted as soon as any situation, event or occurrence has been noticed by the Indemnified Party regardless of whether actual harm has been suffered or out-of-pocket expenses incurred. During the period of 15 days after notice by the Indemnified Party, each Indemnifying Party shall be entitled to cure the defect or situation giving rise to the Indemnification Claim to the satisfaction of the Indemnified Party. If the Indemnifying Parties are unwilling or unable to cure the defect giving rise to the Indemnification Claim during the 15-day period, the Indemnified Party shall thereafter be entitled to indemnification as provided in this Section 12.

     12.4 MATTERS INVOLVING THIRD PARTIES. If any third party shall notify any Indemnified Party with respect to any matter (a "Third Party Claim") which may give rise to a claim for indemnification against any Indemnifying Party under this Section 12, then the Indemnified Party shall promptly notify each Indemnifying Party thereof in writing. Provided, however, that no delay on the part of the Indemnified Party in notifying any Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party thereby is prejudiced. Any Indemnifying Party will have the right to defend the Indemnified Party against the Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party so long as (i) the Indemnifying Party notifies the Indemnified Party in writing within 15 days after the Indemnified Party has given notice of the Third Party Claim that the Indemnifying Party will indemnify the Indemnified Party from any adverse consequences the Indemnified Party may suffer resulting from or caused by the Third Party Claim, (ii) the Indemnifying Party provides the Indemnified Party with evidence reasonably acceptable to the Indemnified Party that the Indemnifying Party will have the financial resources to defend against the Third Party Claim and fulfill its indemnification obligations hereunder, and (iii) the Indemnifying Party conducts the defense of the Third Party Claim actively and diligently. The Indemnifying Party shall not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party, which consent shall not be withheld unreasonably.

     13.  GENERAL PROVISIONS.

     13.1 SURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS. The representations and warranties of the parties hereto contained in this Agreement or in any writing delivered pursuant hereto or at the Closing shall survive the execution and delivery of this Agreement and the Closing and the consummation of the transactions contemplated hereby (and any examination or investigation by or on behalf of any party hereto) until the date eighteen months after the Closing Date (except for claims in respect thereof pending at such time, which shall survive until finally resolved or settled); provided, also, the representations, warranties, covenants and agreements in Sections 3.18 and 10.5 shall survive until the expiration of the statutory period of limitations for assessment of tax deficiencies, including any extensions thereof, for each taxable year of BPI which begins before the Closing Date and the representations, warranties, covenants and agreements in Section 5 shall survive indefinitely. No action may be commenced with respect to any representation, warranty, covenant or agreement in this Agreement, or in any writing delivered pursuant hereto, unless written notice, setting forth in reasonable detail the claimed breach thereof, shall be delivered pursuant to Section 13.7 to the party or parties against whom liability for the claimed breach is charged on or before the termination of the survival period specified in Section 13.1 for such representation, warranty, covenant or agreement.

     13.2 ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

     13.3 ENTIRE AGREEMENT. This Agreement and any attachments hereto, the BPI Disclosure letter and the Schedules thereto (including the schedules, exhibits and annexes attached hereto and thereto), the Winco Disclosure Letter and the Schedules thereto (including the schedules, exhibits and annexes attached hereto and thereto) and the documents delivered pursuant hereto constitute the entire agreement and understanding among the parties and supersede any prior agreement and understanding relating to the subject matter of this Agreement. This Agreement, upon execution, constitutes a valid and binding agreement of the parties hereto enforceable in accordance with its terms and may be modified or amended only by a written instrument executed by all parties.

     13.4 COUNTERPARTS. This Agreement may be executed simultaneously in counterparts, each of which shall be deemed an original and all of which together shall constitute but one and the same instrument.

     13.5 BROKERS AND AGENTS. Each party represents and warrants that it employed no broker or agent in connection with this transaction, except as provided in Schedule 13.5.

     13.6 EXPENSES. Except as otherwise specifically provided herein, each party to this Agreement shall bear its own direct and indirect expenses incurred in connection with the negotiation and preparation of this Agreement and the consummation and performance of the transactions contemplated hereby, including, without limitation, all legal fees and fees of any brokers, finders or similar agents; provided, however, that the fees and expenses of Stifel, Nicolaus & Company, Incorporated in rendering an opinion as to the fairness of the transactions contemplated hereby shall be borne equally by Winco and the BPI Shareholders.

     13.7 NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed duly given (i) on the date of delivery if delivered personally, or by telecopy or facsimile upon confirmation of receipt, (ii) on the first business day following the date of dispatch if delivered by a recognized next-day courier service, or (iii) on the 5th business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

          (a)  If to Winco or WMC:

               Winco Petroleum Corporation
               3118 Cummings Street
               Garden City, KS 67846
               Facsimile:
               Attention: Cecil O'Brate

               with a copy to:

               Berenbaum, Weinshienk & Eason, P.C.
               370 17th Street, Suite 2600
               Denver, CO 80202
               Facsimile: (303) 629-7610
               Attention: John Wills, Esq.

          (b)  If to BPI or the BPI Shareholders:

               Rothgerber Johnson & Lyons LLP
               1200 17th Street, Suite 3000
               Denver, Colorado  80202
               Facsimile:  (303) 623-9222
               Attention:  Marc J. Musyl, Esq.

               with a copy to:

               CeBourn, Ltd.
               One Norwest Center
               1700 Lincoln Street, Suite 3700
               Denver, CO  80203-4537
               Facsimile:  (303) 832-8232
               Attention: William Dews

     13.8 GOVERNING LAW. This Agreement shall be construed in accordance with the laws of the State of Colorado.

     13.9 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

     13.10 EXERCISE OF RIGHTS AND REMEDIES. Except as otherwise provided herein, no delay of or omission in the exercise of any right, power or remedy accruing to any party as a result of any breach or default by any other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed as a waiver of or acquiescence in any such breach or default, or of any similar breach or default occurring later; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default occurring before or after that waiver.

     13.11  TIME.  Time is of the essence with respect to this Agreement.

     13.12 REFORMATION AND SEVERABILITY. In case any provision of this Agreement shall be invalid, illegal or unenforceable, it shall, to the extent possible, be modified in such manner as to be valid, legal and enforceable but so as to most nearly retain the intent of the parties, and if such modification is not possible, such provision shall be severed from this Agreement, and in either case the validity, legality and enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby.

     13.13 REMEDIES CUMULATIVE. No right, remedy or election given by any term of this Agreement shall be deemed exclusive, but each shall be cumulative with all other rights, remedies and elections available at law or in equity.

     13.14 CAPTIONS; CONSTRUCTION. The headings of this Agreement are inserted for convenience only, and shall not constitute a part of this Agreement or be used to construe or interpret any provision hereof. This Agreement has been fully reviewed and negotiated by the parties and no uncertainty or ambiguity in any term or provision of this Agreement shall be construed strictly against any party under any rule of construction or otherwise.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

WINCO PETROLEUM CORPORATION        BUSINESS PRODUCTS, INC.


By: /s/ Cecil O'Brate              By: /s/ Michael St. John
   ------------------------------     --------------------------------
Name: Cecil O'Brate                Name: Michael St. John
     ----------------------------       ------------------------------
Title: President                   Title: Presdident
      ---------------------------        -----------------------------

Date: August 18, 2000              Date: August 18, 2000
     ----------------------------       ------------------------------

WINCO MERGER CORPORATION           WINCO SPIN-OFF CORPORATION


By: /s/ Daniel L. Dalke            By: /s/ Daniel L. Dalke
   ------------------------------     --------------------------------
Name: Daniel L. Dalke              Name: Daniel L. Dalke
     ----------------------------       ------------------------------
Title: President                   Title: President
      ---------------------------        -----------------------------

Date: August 18, 2000              Date: August 18, 2000
     ----------------------------       ------------------------------